Exhibit 2.1

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

DATED AS OF

June 17, 2005

BY AND AMONG

DASHAMERICA, INC. D/B/A PEARL IZUMI USA, INC.,

NAUTILUS, INC.,

PI ACQUISITION COMPANY, INC.

AND

DAI ESCROW HOLDINGS, LLC

i

Exhibits & Schedules

Exhibit A	Statement of Merger
Exhibit B	Form of Company Certificate
Exhibit C	Escrow Agreement
Exhibit D	Company Consents
Exhibit E	Parent and Newco Consents

Schedule 3.1	Organization and Qualification
Schedule 3.3	Noncontravention
Schedule 3.4	Consents
Schedule 3.5(a)	Capitalization
Schedule 3.5(b)	Subsidiaries
Schedule 3.6	Financial Statements
Schedule 3.7	Absence of Certain Developments
Schedule 3.8	Governmental Authorizations
Schedule 3.9	Litigation
Schedule 3.10	Tax Matters
Schedule 3.11	Environmental Matters
Schedule 3.12	Employee Matters
Schedule 3.13(a)	Employee Benefit Plans
Schedule 3.13(c)	Employee Benefit Plans - Compliance
Schedule 3.13(g)	Employee Benefit Plans – Payment
Schedule 3.13(h)	Employee Benefit Plan – Section 280G
Schedule 3.13(k)	Employee Benefit Plans – Section 409A
Schedule 3.14(a)(i)	Intellectual Property Rights
Schedule 3.14(a)(ii)	Intellectual Property Rights
Schedule 3.14(a)(iii)	Intellectual Property Rights
Schedule 3.14(a)(iv)	Intellectual Property Rights
Schedule 3.14(a)(v)	Intellectual Property Rights
Schedule 3.14(a)(vi)	Intellectual Property Rights
Schedule 3.14(a)(vii)	Intellectual Property Rights
Schedule 3.15	Contracts
Schedule 3.16	Insurance
Schedule 3.17	Real Property
Schedule 3.18	Transactions with Affiliates
Schedule 3.21	Accounts Receivable and Inventory
Schedule 3.22	Customers and Suppliers
Schedule 4.4	Parent and Newco Consents

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 17, 2005, by and among Nautilus, Inc., a Washington corporation (“Parent”), PI Acquisition Company, Inc., a Colorado corporation (“Newco”), DashAmerica, Inc. d/b/a Pearl Izumi USA, Inc., a Colorado corporation (the “Company”), and DAI Escrow Holdings, LLC, a Colorado limited liability company (the “Shareholder Representative”).

WHEREAS, the respective Boards of Directors of Parent, Newco and the Company have approved the merger of Newco with and into the Company on the terms and subject to the conditions set forth herein; and

WHEREAS, in furtherance thereof, the Boards of Directors of each of Parent, Newco and the Company have approved this Agreement and the Merger (as defined below), upon the terms of and subject to the conditions set forth in this Agreement; and

WHEREAS, pursuant to the Merger, shares of Common Stock (as defined below) will be converted into the right to receive the Merger Consideration (as defined below), in the manner set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I - CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Actual Adjustment” has the meaning set forth in Section 2.7(d)(i) of this Agreement.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Agreement” means this Agreement and Plan of Merger.

“Articles of Incorporation” means the Company’s Restated Articles of Incorporation With Amendments, filed with the Colorado Secretary of State on September 17, 1998, as amended by Articles of Amendment filed with the Colorado Secretary of State on May 30, 2003.

“Assumed Indebtedness” means collectively the Licensor/Japan Obligation and the Shore Sportsworks GmbH Obligation.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short term investments) of the Company and the Subsidiaries (as herein defined) as of immediately prior to the Closing.

“CBCA” has the meaning set forth in Section 2.1 of this Agreement.

“Certificates” means the outstanding certificates which immediately prior to the Effective Time represent shares of Common Stock.

“Closing” and “Closing Date” have the meanings set forth in Section 2.12 of this Agreement.

“Closing Date Certificate” has the meaning set forth in Section 2.7(a) of this Agreement.

“Closing Date Funded Indebtedness” means the Funded Indebtedness as of immediately prior to the Closing.

“Closing Date Payment” has the meaning set forth in Section 2.7(a) of this Agreement.

“COBRA” means requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means common stock, par value $0.0l per share, of the Company.

“Company Certificate” has the meaning set forth in Section 2.7(a) of this Agreement.

“Company Intellectual Property Rights” has the meaning set forth in Section 3.14 of this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 5.1(b) of this Agreement.

“Effective Time” has the meaning set forth in Section 2.2 of this Agreement.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other material employee benefit plan, obligation, program, practice or arrangement, whether or not legally enforceable, maintained, sponsored or contributed to by the Company or any of its ERISA Affiliates to provide benefits (other than (i) base salary or hourly wages and (ii) any government sponsored program for which contributions by the Company or any of its ERISA Affiliates are required by law) to present or former directors, employees, or agents, including consulting agreements, vacation pay, severance policies, and fringe benefits.

“Enterprise Value” means $74,000,000.00.

“Environmental Laws” shall mean all federal, state and foreign statutes, regulations, and local ordinances having the force and effect of law concerning pollution or protection of the environment in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with the Company under Section 414 of the Code.

“Escrow Account” has the meaning set forth in Section 2.7(b)(i) of this Agreement.

“Escrow Agreement” has the meaning set forth in Section 2.7(b)(i) of this Agreement.

“Estimated Closing Date Payment” has the meaning set forth in Section 2.7(a) of this Agreement.

“Estimated Purchase Price” means a good faith estimate of the Purchase Price (as such term is defined in this Section 1.1) on the basis of the Company’s most recent financial statements and as determined by the Company’s Vice President of Finance in accordance with the terms of Section 2.7(a), taking into account the actual (i) Enterprise Value, and (ii) Assumed Indebtedness, and a good faith estimate of the Cash and Cash Equivalents as of the Closing Date.

“Financial Statements” has the meaning set forth in Section 3.6(a) of this Agreement.

“Funded Indebtedness” means, as of any date, without duplication, the aggregate outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums payable as a result of the consummation of the Merger) arising under any obligations of the Company or any Subsidiary consisting of (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services (excluding trade payables and accrued expenses arising in the ordinary course of business), (ii) indebtedness evidenced by any note, bond, debenture or other debt security or (iii) obligations under any interest rate, currency or other hedging agreements, in each case, as of such date, excluding any undrawn letters of credit and undrawn portions of lines of credit and including, without limitation, indebtedness pursuant to (x) the Credit Agreement, dated as of January 5, 2004, between the Company and Wells Fargo Bank, National Association, as amended, restated or modified from time to time, (y) the Promissory Note, dated January 9, 1997, issued by the Company to Pearl Izumi, Inc., a Japanese corporation (“Licensor/Japan”), pursuant to the Second Amended and Restated Technology and Trademark License Agreement, dated as of October 21, 1996, between Licensor/Japan and the Company, as amended, restated or modified from time to time and (z) the Promissory Note, dated February 22, 2005, issued by the Company to Licensor/Japan, pursuant to the Purchase Agreement, dated as of February 22, 2005, between Licensor/Japan and the Company, as the same may be amended, restated or modified from time to time. Notwithstanding the foregoing, “Funded Indebtedness” shall not include any obligations under operating leases or capitalized leases.

“GAAP” means generally accepted accounting principles as in effect in the United States on the date of this Agreement, applied on a consistent basis.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Hazardous Substances” means (a) any petrochemical or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property Rights” means all patents, patent applications and industrial designs (including without limitation any continuations, divisionals, continuations-in-part, renewals and reissues), trademarks, service marks, trade names, designs, logos, slogans, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the business symbolized by any of the foregoing, and all registrations and applications therefor, copyrights, copyright registrations and applications, domain names, trade secrets, know-how and other confidential information, software and databases.

“Knowledge” as used with respect to the Company (including references to the Company being aware of a particular matter) shall mean those facts that are known or should reasonably have been known after due inquiry by the Company’s President, Vice President of Finance and Vice President/Chief of Staff.

“Licensor/Japan Obligation” means the net present value of the aggregate portion of the Funded Indebtedness resulting from (i) the Promissory Note, dated January 9, 1997, issued by the Company to Licensor/Japan, pursuant to the Second Amended and Restated Technology and Trademark License Agreement, dated as of October 21, 1996, between Licensor/Japan and the Company, as amended, restated or modified from time to time and (ii) the Promissory Note, dated February 22, 2005, issued by the Company to Licensor/Japan, pursuant to the Purchase Agreement, dated as of February 22, 2005, between Licensor/Japan and the Company, as the same may be amended, restated or modified from time to time, which the parties hereto agree and acknowledge shall be $5,259,000 as of the Closing Date, or $5,409,000 as of the Closing Date if the Company fails to make the scheduled June 2005 payment under such obligation of approximately $150,000 prior to the Closing Date.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind but, for the avoidance of doubt, shall not include license agreements.

“Material Adverse Effect” means a material adverse effect upon the financial condition, business, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that any adverse change, event or effect arising from or related to: (i) conditions affecting the retail industry generally or the United States economy generally; (ii) national or international political or social conditions, including the engagement by the United States in hostilities; (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (iv) changes in GAAP; (v) changes in any laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority; (vi) any action taken by a party hereto in accordance with this Agreement; (vii) any adverse change in or effect on the business of the Company that is cured by the Company prior to the Closing; (viii) the public announcement of the transactions contemplated by this Agreement; or (ix) the completion of the transactions contemplated hereby, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur with respect to such entity.

“Merger Consideration” means, with respect to each outstanding share of Common Stock, an amount equal to (i) the Closing Date Payment plus (ii) if and when payable, a Pro Rata Portion of (A) amounts payable, directly or indirectly, to the Shareholders pursuant to Section 2.7(d) and Section 9.1(b) hereof and (B) amounts payable, directly or indirectly, to the Shareholders from the Escrow Account pursuant to the terms hereof and the Escrow Agreement.

“Merger Documents” means, collectively, this Agreement, the Statement of Merger, the Escrow Agreement, and all other agreements and documents entered into in connection with the Merger and the other transactions contemplated hereby.

“Most Recent Balance Sheet Date” and “Most Recent Unaudited Financial Statements” have the meanings set forth in Section 3.6(a)(ii) of this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“Net Working Capital” means, as of any date:

(i)(A) accounts receivable (net of reserves for doubtful accounts) plus (B) inventory plus (C) prepaid expenses and other current assets minus

(ii)(A) accounts payable plus (B) accrued expenses and other current liabilities,

of the Company and the Subsidiaries, on a consolidated basis, as of such date, as determined in accordance with GAAP (subject to Section 3.6(b) of this Agreement) and without giving effect to the transactions contemplated by this Agreement. Notwithstanding the foregoing, “Net Working Capital” shall not include any Cash and Cash Equivalents, deferred income taxes, property and equipment, trademarks, goodwill and other intangible assets, Funded Indebtedness, Seller Expenses, and any fees, expenses or other liabilities incurred in connection with any financing by Parent, Newco and their respective Affiliates of the transactions contemplated hereby.

“Option Agreements” means the option agreements entered into by and between the Company and certain Persons described in Schedule 3.5(a) as holders of Stock Options, each as amended, restated or modified from time to time.

“Option Plans” means the Company’s 1992 Stock Option Plan and 2002 Stock Option Plan, as amended, restated or modified from time to time.

“Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable as of the Effective Time; (ii) Liens imposed by law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising in the ordinary course of business securing obligations that (A) are not due and payable and (B) are not in excess of $50,000 in the aggregate at any time; (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; and (iv) reciprocal easement agreements and other customary encumbrances on title to the Leased Property that (A) were not incurred in connection with any indebtedness, (B) do not render title to the property encumbered thereby unmarketable and (C) do not, individually or in the aggregate, materially adversely affect the use or occupancy of such property.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Pro Rata Portion” means, with respect to any payment to the Shareholders pursuant to Section 2.7(d) or directly or indirectly from the Escrow Account (or as set forth in Section 9.1(b)), that portion of such payment as equals with respect to each share of Common Stock outstanding immediately prior to the Effective Time (including any shares of Common Stock issued upon the exercise of Stock Options as contemplated by Section 2.11), (i) the amount of such payment divided by (ii) the sum of the number of shares of Common Stock outstanding immediately prior to the Effective Time.

“Purchase Price” means (i) the Enterprise Value, plus (ii) the Cash and Cash Equivalents, minus (iii) the Assumed Indebtedness.

“Seller Expenses” means (i) the following expenses incurred by or on behalf of the Company in connection with the consummation of the transactions contemplated hereby, which shall be paid at the Closing in accordance with Section 2.7(a) to the extent not paid by the Company prior to the Closing: (A) fees and expenses payable to Wachovia Capital Markets, LLC pursuant to its engagement letter with the Board of Directors of the Company, dated October 8, 2004, and (B) fees and expenses payable to (x) Womble Carlyle Sandridge & Rice, PLLC, counsel to the Board of Directors of the Company, (y) Grimshaw & Harring, P.C., counsel to the Company, and (z) any other legal, accounting or professional fees and expenses of the Company or the Board of Directors of the Company, in each case as of the Closing, plus (ii)

$250,000 to be retained by the Shareholder Representative as an expense reserve, as provided in Section 9.1(b) hereof; provided, that in no event shall Seller Expenses include any expenses incurred by any legal counsel, accountants, investment bankers, or consultants hired by Parent, Newco or any of their respective Affiliates or any expenses incurred in connection with the financing of the transactions contemplated hereby.

“Shareholder Approval” shall mean the approval of this Agreement by the holders of the requisite shares of Common Stock, obtained at a duly called meeting of the Shareholders in accordance with Section 7-107-105 of the CBCA.

“Shareholder Representative” means, initially, DAI Escrow Holdings, LLC, a Colorado limited liability company, and/or, if applicable, any successor to DAI Escrow Holdings, LLC appointed to such representative capacity pursuant to Section 9.1(f).

“Shareholders” mean the holders of Common Stock.

“Shore Sportsworks GmbH Obligation” means the net present value of the projected aggregate obligation of the Company remaining under the Asset Purchase Agreement dated as of January 1, 2004 among the Company, Pearl Izumi GmbH and the sellers named therein, which the parties hereto agree shall be $124,496 as of the Closing Date.

“Stock Options” means the options to purchase up to 1,683,520 shares of Common Stock outstanding as of the date hereof issued to certain current employees and directors of the Company pursuant to the Option Plans or otherwise and pursuant to certain Option Agreements.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. Unless the context requires otherwise, each reference to a Subsidiary shall be deemed to be a reference to a Subsidiary of the Company.

“Surviving Corporation” has the meaning set forth in Section 2.1 of this Agreement.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, windfall profits, environmental (under Section 59A of the Code), customs, duties, real property, personal property, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or similar items in respect of the foregoing (whether disputed or not).

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax (including any amendment thereof).

“Threshold Amount” means $350,000.

Section 1.2 Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) the word “including” means “including, but not limited to”; (iii) masculine gender shall also include the feminine and neutral genders, and vice versa; and (iv) words importing the singular shall also include the plural, and vice versa.

ARTICLE II - THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Newco shall, pursuant to the provisions of the Colorado Business Corporation Act (as amended from time to time, the “CBCA”), be merged with and into the Company (the “Merger”), and the separate corporate existence of Newco shall thereupon cease in accordance with the provisions of the CBCA. The Company shall be the surviving corporation in the Merger and shall continue to exist as the surviving corporation under its present name pursuant to the provisions of the CBCA. The separate corporate existence of the Company with all its rights, privileges, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the CBCA. From and after the Effective Time, the Company is sometimes referred to herein as the “Surviving Corporation.”

Section 2.2 Statement of Merger. On the Closing Date, the parties hereto shall cause a statement of merger substantially in the form attached hereto as Exhibit A (the “Statement of Merger”), in accordance with the relevant provisions of the CBCA, to be properly executed and filed in accordance with the CBCA and shall make all other filings or recordings required under the CBCA. The Merger shall be effective at the time and on the date of the filing of the Statement of Merger in accordance with the CBCA, which filing shall occur on the Closing Date (the “Effective Time”).

Section 2.3 Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the articles of incorporation of Newco immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged). Such amended and restated articles of incorporation of the Surviving Corporation shall continue in full force and effect until further amended in the manner prescribed by the provisions of the CBCA.

Section 2.4 Bylaws. The bylaws of Newco, substantially in the form previously provided to the Company (but otherwise in form and substance satisfactory to Newco) in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

Section 2.5 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and will hold office until their successors are duly elected or appointed and qualify in the manner provided in the articles of incorporation or bylaws of the Surviving Corporation or as otherwise provided by law, or until their earlier death, resignation or removal.

Section 2.6 Directors. The directors of Newco immediately prior to the Effective Time shall be the directors of the Surviving Corporation and will serve until their successors are duly elected or appointed and qualify in the manner provided in the articles of incorporation or bylaws of the Surviving Corporation or as otherwise provided by law, or until their earlier death, resignation or removal.

Section 2.7 Purchase Price.

(a) Estimated Purchase Price. No later than two Business Days following the satisfaction or waiver of all conditions required by Article VI of this Agreement (other than those conditions that by their terms cannot be satisfied until Closing) (the “Company Certificate Date”), the Company shall deliver to Parent and the Shareholder Representative a certificate (the “Company Certificate”) setting forth the calculation of the Estimated Purchase Price. The calculation of the Estimated Purchase Price shall be executed by the Company’s Vice President of Finance and shall be determined based upon the Company’s most recent financial statements as of the date of such estimate, taking into account changes in the Company’s financial position since the date of such financial statements. The Company Certificate shall also set forth (i) the estimated amount per share that the holder of each share of Common Stock (including shares of Common Stock expected to be issued upon exercise of Stock Options as contemplated by Section 2.11(d)) shall be paid at Closing (subject to the terms hereof) based upon the calculation of the Estimated Purchase Price (the “Estimated Closing Date Payment”), and the number of shares of Common Stock estimated to be outstanding immediately prior to the Closing (including shares of Common Stock expected to be issued upon exercise of Stock Options as contemplated by Section 2.11(d)), (ii) the estimated amount of all Seller Expenses as of the Closing Date or otherwise incurred in connection with the transactions contemplated hereby, together with an itemized list of each such Seller Expense and the applicable creditor relating to such Seller Expense, (iii) the actual amount of all Closing Date Funded Indebtedness, together with an itemized list of each portion of such Funded Indebtedness and the applicable creditor relating to such portion of such Funded Indebtedness and (iv) the amount of cash to be distributed to the Shareholders after the date of the Company Certificate and prior to Closing. The Company Certificate shall be substantially in the form set forth on Exhibit B (provided that such sample Company Certificate is merely illustrative of the information and calculations set forth therein, and does not necessarily reflect the actual financial figures to be used in completing such calculations in the Closing Date Certificate, except as otherwise set forth in this Agreement). The Company shall deliver to Parent, upon its reasonable request, any information and documentation relied upon by the Company in completing the Company Certificate.

As promptly as practicable but not later than three Business Days after the Company Certificate Date, each of the Shareholder Representative and Parent shall identify any adjustments to the Company Certificate that it reasonably believes are required to accurately set forth the Estimated Purchase Price and the Estimated Closing Date Payment or shall confirm in writing to the Company that no such adjustments are necessary. If the Company, Parent or the Shareholder Representative disputes any such adjustments, they shall all use their reasonable best efforts to resolve such dispute. No later than the next Business Day after the day upon which the parties resolve such dispute, or, in the absence of a dispute on the fourth Business Day after the Company Certificate Date, the Company shall re-deliver to Parent and the Shareholder Representative a certificate (the “Closing Date Certificate”) setting forth the calculation of the Estimated Purchase Price and the Estimated Closing Date Payment (with such adjustments as the parties have agreed are appropriate, if applicable), and the actual Seller Expenses and Closing Date Funded Indebtedness. The Estimated Closing Date Payment as set forth in the Closing Date Certificate is referred to in this Agreement as the “Closing Date Payment.”

(b) Closing Date Payments.

(i) On the Closing Date, contemporaneously with the filing of the Statement of Merger, Parent shall, or shall cause Newco or the Surviving Corporation to:

(A) Deposit $3,500,000 of cash (such amount, the “Escrow Amount” and such cash, the “Escrow Fund”) into an escrow account (the “Escrow Account”), pursuant to an escrow agreement (the “Escrow Agreement”) to be entered into on the Closing Date among the Surviving Corporation, the Shareholder Representative and an escrow agent to be mutually agreed upon between Newco and the Shareholder Representative (the “Escrow Agent”), substantially in the form of Exhibit C attached hereto (which amount may be increased or decreased by one hundred percent of the earnings and interest, or fifty percent of the costs and fees, associated with the Escrow Fund and Escrow Account, as more specifically provided in the Escrow Agreement); and

(B) Pay the Shareholder Representative an amount equal to the difference between (i) the Estimated Purchase Price and (ii) the Escrow Amount.

(ii) On the Closing Date, promptly after receipt of the funds contemplated by Section 2.7(b)(i)(B), the Shareholder Representative shall:

(A) Pay or cause to be paid the Seller Expenses (to the extent not paid by the Company prior to the Closing);

(B) Pay or cause to be paid the applicable portion of the Closing Date Funded Indebtedness to each of the Persons owed a portion of such Funded Indebtedness, with the exception of the Assumed Indebtedness, which shall remain a liability of the Surviving Corporation from and after Closing; and

(C) With respect to each share of Common Stock outstanding immediately prior to the Closing, pay to each holder thereof an amount per share equal to the Closing Date Payment in accordance with the terms of the Closing Date Certificate and Sections 2.8 and 2.9.

(c) Calculation of the Post-Closing Adjusted Purchase Price.

(i) As soon as practicable, but no later than 90 days after the Closing Date, Parent and the Surviving Corporation shall prepare and deliver to the Shareholder Representative a proposed calculation of the post-Closing adjusted Purchase Price (the “Proposed Purchase Price”), taking into account the Enterprise Value, the Assumed Indebtedness, and, as of immediately prior to the Closing, the Cash and Cash Equivalents (the “Proposed Closing Date Cash and Cash Equivalents”), and the components thereof. Such calculations shall collectively be referred to herein from time to time as the “Proposed Closing Date Calculations.”

(ii) If the Shareholder Representative does not give written notice of dispute (a “Purchase Price Dispute Notice”) to Parent within 30 days after receiving the Proposed Closing Date Calculations, the Shareholder Representative and the other parties hereto agree that (A) the Proposed Closing Date Cash and Cash Equivalents shall be deemed to be the Cash and Cash Equivalents as of immediately prior to the Closing, and (B) the Proposed Purchase Price shall be deemed to be the Purchase Price. If Parent gives a Purchase Price Dispute Notice to the Shareholder Representative (which Purchase Price Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute) within such 30-day period, Parent and the Shareholder Representative will use reasonable efforts to resolve the dispute during the 30-day period commencing on the date the Shareholder Representative receives the applicable Purchase Price Dispute Notice from Parent.

(iii) If the Shareholder Representative and Parent do not obtain a final resolution within such 30-day period, then the items in dispute shall be submitted immediately to a nationally-recognized accounting firm mutually agreed to by the parties (the “Accounting Firm”) which shall be independent; provided, that if such firm is not independent, Parent and the Shareholder Representative shall cooperate to designate another independent accountant to serve as the Accounting Firm. Each party agrees to execute, if required by the Accounting Firm, an engagement letter with the Accounting Firm containing reasonable and customary terms. The Accounting Firm shall determine only those issues still in dispute at the time of submission to the Accounting Firm, and the Accounting Firm’s determination shall be based upon and consistent with the terms and conditions of this Agreement. The determination by the Accounting Firm shall be based on presentations with respect to such disputed items by Parent and the Shareholder Representative to the Accounting Firm and, if determined necessary by the Accounting Firm, on the Accounting Firm’s independent review. Each of Parent and the Shareholder Representative shall use its reasonable best efforts to make its presentation as promptly as practicable following submission to the Accounting Firm of the disputed items, and each such party shall be entitled, as part of its presentation, to respond to the presentation of the other party and any questions and requests of the Accounting Firm. In deciding any matter, the Accounting Firm (i) shall be bound by the provisions of this Section 2.7(c) and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Parent or the Shareholder Representative or less than the smallest value for such item claimed by Parent or the Shareholder Representative. The Accounting Firm’s determination shall be made within 30 days after its engagement, shall be set forth in a written statement delivered to Parent and the Shareholder Representative and shall be final, conclusive, non-appealable and binding for all purposes hereunder; provided, that such determination may be reviewed, corrected or set aside by a court of competent jurisdiction but only upon a finding that the Accounting Firm committed manifest error with respect to its determination. The determination of the Accounting Firm shall not be deemed an award subject to review under the Federal Arbitration Act or any other statute. The Accounting Firm will revise the Proposed Closing Date Calculations as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.7(c). The Proposed Purchase Price together with any revisions thereto pursuant to this Section 2.7(c) shall be deemed the actual Purchase Price for purposes hereof.

(iv) In the event the Shareholder Representative and Parent submit any unresolved objections to an Accounting Firm for resolution as provided in this Section 2.7(c), the responsibility for the fees and expenses of the Accounting Firm shall be as follows:

(A) if such Accounting Firm resolves all of the remaining objections in favor of Parent’s position (the Purchase Price so determined is referred to herein as the “Low Value”), then all of the fees and expenses of the Accounting Firm shall be paid from the Escrow Fund;

(B) if the Accounting Firm resolves all of the remaining objections in favor of the Shareholder Representative’s position (the Purchase Price so determined is referred to herein as the “High Value”), then Parent will be responsible for all of the fees and expenses of the Accounting Firm; and

(C) if such Accounting Firm neither resolves all of the remaining objections in favor of Parent’s position nor resolves all of the remaining objections in favor of the Shareholder Representative’s position (the Purchase Price so determined is referred to herein as the “Actual Value”), then that fraction of the fees and expenses of the Accounting Firm equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value shall be paid from the Escrow Fund, and Parent will be responsible for the remainder of the fees and expenses of the Accounting Firm.

(v) Parent will make the financial records of the Surviving Corporation and its Subsidiaries available to the Shareholder Representative, its accountants, the Accounting Firm and other representatives of the Shareholder Representative and the Accounting Firm at reasonable times upon reasonable notice at any time before and after the delivery of the Proposed Closing Date Calculations and continuing during the resolution of any objections with respect to the Proposed Closing Date Calculations.

(d) Adjustment to Estimated Purchase Price.

(i) If the difference between (A) the Purchase Price determined in accordance with Section 2.7(c), minus (B) the Estimated Purchase Price as set forth in the Closing Date Certificate (the “Actual Adjustment”) is a positive amount, then within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.7(c) above, the Surviving Corporation will pay to the Shareholder Representative, on behalf of each holder of Common Stock as of immediately prior to the Closing, such positive amount, without interest, and the Shareholder Representative shall disburse such proceeds to the holders of Common Stock promptly after receipt of such proceeds in accordance with the applicable Pro Rata Portion.

(ii) If the Actual Adjustment is a negative amount, then within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.7(c) above, Parent and the Shareholder Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to the Surviving Corporation from the Escrow Fund an amount equal to the absolute value of such negative amount, without interest.

Section 2.8 Conversion of Shares.

(a) Conversion of Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof or any party hereto, each share of Common Stock issued and outstanding immediately prior to the Effective Time (except as provided in Section 2.10 and other than shares held in the Company’s treasury or by any of the Subsidiaries) shall be canceled and converted into the right to receive the Closing Date Payment and, if and when payable in accordance with Section 2.7(d), Section 9.1(b) and the Escrow Agreement, the balance of the Merger Consideration, payable in cash to the holder thereof without interest thereon, upon surrender of the Certificate formerly representing such share, all in accordance with the Closing Date Certificate and Section 2.7 and Section 2.9.

(b) Newco Shares. As of the Effective Time, each share of capital stock of Newco issued and outstanding immediately prior to the Effective Time shall, without any action on the part of Newco, be converted on a one-for-one basis into shares of the corresponding class of capital stock of the Surviving Corporation.

(c) Holders of Certificates. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such Certificates, except the right to receive the Merger Consideration with respect to each of the shares represented thereby.

Section 2.9 Exchange of Certificates.

(a) Upon surrender of any Certificates, together with duly executed letters of transmittal (which shall be made available by the Company to all holders of Common Stock), on or prior to the Closing Date to the Company or the Shareholder Representative, the holder of each Certificate shall receive from the Shareholder Representative on the Closing Date for each share of Common Stock evidenced thereby, the Closing Date Payment, in the form of cash by wire transfer of immediately available funds, to which such holder is entitled pursuant to the Closing Date Certificate and Section 2.7 and/or Section 2.8, without interest. At any time after the Effective Time, upon surrender to the Shareholder Representative of any Certificates (other than Certificates surrendered pursuant to the first sentence of this Section 2.9(a)), together with such duly executed letter of transmittal, the holder of each such Certificate shall receive from the Shareholder Representative immediately thereafter, the Closing Date Payment, payable in cash pursuant to the Closing Date Certificate and Section 2.7 and/or Section 2.8, in the form of cash by wire transfer of immediately available funds, to which such holder is entitled pursuant to such sections of the Agreement, without interest; provided, that any such payments for less than $20,000 to a particular holder may be made by check. Each Certificate surrendered pursuant to this Section 2.9(a) shall be promptly delivered to the Surviving Corporation and canceled. The balance of the Merger Consideration (after payment of the Closing Date Payment), if and when payable in accordance with Section 2.7(d), Section 9.1(b) and the Escrow Agreement, shall be paid in accordance with the holders’ instructions set forth in the letters of transmittal. Holders of Certificates shall not be entitled to receive payment hereunder until such holder’s applicable Certificates have been surrendered pursuant to this Section 2.9 and after the Effective Time. If payment or delivery is to be made to a Person other than the Person in whose name a Certificate so surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on the certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment either pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate so surrendered or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.9, each Certificate shall represent for all purposes only the right to receive the Merger Consideration in the form provided for by this Agreement, without interest. All cash paid upon surrender of the Certificates in accordance with this Section 2.9 and other consideration provided for in this Article II and Section 9.1(b) shall be deemed to have been paid in satisfaction of all rights pertaining to the shares of Common Stock represented thereby.

(b) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the registered holder of such lost, stolen or destroyed Certificate in form and substance acceptable to Parent and the Shareholder Representative, the Shareholder Representative will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration in respect thereof in the manner set forth in Section 2.7 and/or Section 2.8. Thereafter, the Shareholder Representative will promptly deliver such affidavit to the Surviving Corporation.

(c) If Certificates are not surrendered prior to the date that is three years after the Effective Time (or such earlier date to the extent that any cash payable to the holder of such Certificate would otherwise escheat to or become the property of any Governmental Authority), unclaimed amounts (including interest thereon) of Merger Consideration shall, to the extent permitted by applicable law, become the property of the Surviving Corporation and may be commingled with the general funds of the Surviving Corporation, free and clear of all claims or interest, and any shareholders of the Company who have not theretofore complied with the provisions of this Section 2.9 shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment for their claims in the form and amounts to which such shareholders are entitled.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, as applicable, as provided for, and in accordance with, the provisions of this Section 2.9.

(e) Notwithstanding anything contained in this Section 2.9 to the contrary, upon termination of the Escrow Account in accordance with the terms of the Escrow Agreement, the Shareholder Representative shall pay over to the Surviving Corporation any funds reserved or set aside by the Shareholder Representative for payment to the Shareholders under this Section 2.9, at which time the Shareholder Representative shall be relieved of all of its obligations under this Section 2.9 and the Surviving Corporation shall assume all such obligations of the Shareholder Representative under this Section 2.9, except for those obligations of the Shareholder Representative which it failed to perform under this Section 2.9 prior to the termination of the Escrow Account in accordance with the terms of the Escrow Agreement.

Section 2.10 Dissenting Shares. Each share of Common Stock issued and outstanding immediately prior to the Effective Time held by shareholders who shall have properly exercised their dissenters’ rights with respect thereto under Article 113 of the CBCA (such shares of capital stock, collectively, the “Dissenting Shares”) shall be canceled as of the Effective Time. Notwithstanding Section 2.7, Section 2.8 and Section 2.9 hereof, each Dissenting Share shall not be converted into the right to receive the Merger Consideration pursuant to the Merger, but in lieu thereof, the holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such shares in accordance with the provisions of Article 113 of the CBCA; provided, that each Dissenting Share held by a shareholder who (i) shall thereafter withdraw his or her demand for payment of fair value with the consent of the Company or (ii) shall fail to perfect his or her right to such payment as provided in such Article 113, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, in the form such holder otherwise would have been entitled to receive as a result of the Merger.

The Company shall give Parent and the Shareholder Representative prompt notice of any demands received by the Company under Article 113 of the CBCA. Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle or otherwise negotiate, any such demands, in each case, unless required by applicable law. The applicable Merger Consideration otherwise payable in consideration of Dissenting Shares shall be reserved by the Shareholder Representative for settlement of any such fair value payments hereunder with respect to the Dissenting Shares, shall not be paid to holders of Dissenting Shares or any other Person except as directed by Parent, and shall be paid by the Shareholder Representative to holders of Dissenting Shares promptly upon written request by Parent. Notwithstanding the foregoing, upon termination of the Escrow Account in accordance with the terms of the Escrow Agreement, the Shareholder Representative shall pay over to the Surviving Corporation any funds reserved or set aside by the Shareholder Representative for settlement of any fair value payment with respect to the Dissenting Shares, at which time the Surviving Corporation shall assume all obligations to maintain and distribute such reserved funds.

Section 2.11 Stock Options.

(a) As provided in Section 11 of each of the Option Plans, all outstanding unvested Stock Options shall vest immediately prior to the Effective Time. The Company shall, as soon as practicable after the date of this Agreement, give notice to all holders of Stock Options of such acceleration of vesting, the termination of any unexercised Stock Options as of the Effective Time, its reasonable projection of the Estimated Closing Date Payment to be set forth in the Company Certificate, and its reasonable projection of the anticipated Closing Date. All holders of vested Stock Options who want to participate as Shareholders in the Merger and receive the Merger Consideration must deliver a notice of exercise (a “Notice of Exercise”) to the Company no later than five days prior to the anticipated Closing Date set forth in the notice to be sent by the Company as described above. The exercise price of the Stock Options shall be paid by certified check accompanying the Notice of Exercise. Notwithstanding the foregoing sentence, the Company may, in its sole discretion and taking into account the spread between the projected Estimated Closing Date Payment and the exercise prices of the Stock Options, permit some or all of the holders of Stock Options to elect in the Notice of Exercise to exercise such Stock Options by means of a cashless exercise method authorized by the Option Plan. For Persons electing cashless exercise in lieu of paying the exercise price by delivering a certified check as set forth above, the Notice of Exercise shall explicitly authorize the Company to set off against the Closing Date Payment to be received by such Cashless Exerciser an amount equal to the aggregate unpaid exercise price for any exercised Stock Options.

(b) The Option Plans shall terminate as of the Effective Time, and no holder of Stock Options issued pursuant to the Option Plans or any participant in the Option Plans shall have any rights thereunder to acquire any equity securities of the Company, Parent, the Surviving Corporation or any Subsidiary. Holders of Stock Options issued pursuant to the Option Plans and vested as of the Effective Time who have not exercised their Stock Options in compliance with Sections 2.11(a) and (b) shall have no rights with respect to such Stock Options or under the Option Plans.

(c) Holders of Stock Options who have exercised such options in accordance with this Section 2.11 shall be Shareholders of the Company as of the Effective Time and shall participate in the Merger and the transactions contemplated by this Agreement as Shareholders. However, the accelerated vesting of the outstanding Stock Options and each Notice of Exercise shall be contingent upon the Closing. In the event that the Closing shall not occur, the accelerated vesting shall be deemed to never have occurred and each Notice of Exercise shall be cancelled and deemed to have no effect.

(d) Prior to the Closing, the Company shall take the actions necessary to give effect to the provisions of this Section 2.11, including without limitation actions necessary to comply with the terms of the Option Plan.

(e) Notwithstanding anything else in this Agreement to the contrary, the Surviving Corporation shall have the obligation to pay any tax owed by the Company pursuant to the Federal Insurance Contributions Act, as amended, with respect to the exercise of Stock Options by the holders of such Stock Options in accordance with this Section 2.11 of this Agreement, and the non-payment or failure to accrue such payroll tax obligations by the Company shall not constitute a breach of any representation, warranty or covenant by the Company contained in this Agreement.

Section 2.12 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Garvey Schubert Barer, Seattle, Washington, at 10:00 A.M. Pacific Time on the Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms cannot be satisfied until the Closing) and (ii) the delivery of the Closing Date Certificate in accordance with the terms of Section 2.7(a) of this Agreement, or on such date and time as the Company and Parent shall mutually agree. The time and date of the Closing is herein called the “Closing Date.”

For clarification purposes, any calculations made pursuant to this Agreement with reference to the Closing Date, the Closing, or immediately prior to the Closing or the Closing Date, shall be deemed to be in reference to the close of business on the Business Day immediately preceding the Closing Date. By way of example, cash credited to the account of the Company on the Business Day prior to the Closing Date shall be considered Cash and Cash Equivalents for purposes hereof, but cash credited to the account of the Company or the Surviving Corporation at any time on the Closing Date (whether before or after the Effective Time) shall be deemed the property of the Surviving Corporation upon Closing.

Notwithstanding the foregoing sentence, any cash received or deemed to be received by the Company on the Closing Date in connection with the exercise of Stock Options in accordance with Section 2.11 of this Agreement shall be deemed to be Cash and Cash Equivalents for purposes hereof, and shall be available for distribution to the Shareholders in accordance with Section 5.2(e) hereof; provided, however, that any cash deemed to be received by the Company on or prior to the Closing Date in connection with the cashless exercise of Stock Options in accordance with Section 2.11 of this Agreement shall not be deemed to be Cash and Cash Equivalents for purposes of an upward adjustment to the Purchase Price unless such cash deemed to be received by the Company shall be cash immediately available to the Surviving Corporation immediately after the Effective Time.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants the following to Parent and Newco as of the date hereof and (except for any representations and warranties that speak as of a different specified date) as of the Closing as hereafter set forth in this Article III:

Section 3.1 Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. Except as set forth in Schedule 3.1, the Company has the corporate power and authority to own or lease its property and assets and to carry on its business as presently conducted, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect. Each Subsidiary of the Company is a business entity that is duly organized, validly existing and (to the extent relevant in the jurisdiction of organization) in good standing under the laws of its jurisdiction of organization, has all organizational powers to own or lease its property and assets and to carry on its business as presently conducted, and is duly qualified to do business as a foreign corporation and (to the extent relevant in other jurisdictions) is in good standing in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect. The Company has previously provided to Parent true and complete copies of (i) its Articles of Incorporation and all amendments thereto or restatements thereof, (ii) its bylaws as currently in effect and (iii) true and complete copies of the certificate or articles of incorporation and bylaws (or equivalent governing instruments), as currently in effect, of each Subsidiary.

Section 3.2 Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Merger Document to be executed by the Company in connection herewith and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all necessary corporate action, subject to the approval of the requisite shareholders of the Company. This Agreement has been duly authorized, executed and delivered by the Company and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Parent and Newco, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or (ii) applicable equitable principles (whether considered in a proceeding at law or in equity).

Upon receipt of the Shareholder Approval, and assuming the Agreement has been duly authorized by all necessary corporate action on the part of Parent and Newco, the Agreement, the Merger and the transaction contemplated hereby will have been approved by all corporate action required by the CBCA, the Articles of Incorporation and the bylaws of the Company, and will be sufficient (i) to grant to the Shareholder Representative (and any of its replacements as contemplated by Section 9.1(f)) the power and authority to incur obligations and to execute documents (including the Escrow Agreement) that are legally binding on the Shareholders, to make decisions and settle disputes on behalf of the Shareholders as contemplated in Section 9.1 and elsewhere in this Agreement and the Escrow Agreement, and to otherwise act on behalf of the Shareholders as contemplated by this Agreement and the Escrow Agreement and (ii) to obligate the Shareholders to provide the indemnification contemplated by Section 9.1(b).

Section 3.3 Non-contravention. None of the execution and delivery of this Agreement or any other Merger Document, the consummation of the Merger and the other transactions contemplated hereby and thereby nor the fulfillment of and the performance by the Company of its obligations hereunder and thereunder will (i) contravene any provision contained in the Company’s Articles of Incorporation or bylaws or, (ii) except as set forth in Schedule 3.3, conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice, or both) of, or constitute a default under or give rise to any right of termination, cancellation, acceleration or to a loss of any benefit (with or without the lapse of time, the giving of notice, or both) under (A) any contract, agreement, commitment, indenture, mortgage, lease, pledge, note, bond, license, permit or other instrument or obligation or (B) to the Company’s Knowledge, any judgment, order, decree, statute, law, rule or regulation or other restriction of any Governmental

Authority, in each case to which the Company or any of the Subsidiaries is a party or by which any of them is bound or to which any of their respective assets or properties are subject, (iii) except as contemplated herein or with respect to Liens granted to any lender at the Closing in connection with any financing by Parent of the transactions contemplated hereby, result in the creation or imposition of any Lien, other than any Permitted Lien, on any of the assets or properties of the Company or the Subsidiaries, or (iv) except as set forth in Schedule 3.3, result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity, any obligation of the Company or any Subsidiaries, which in the case of any of clauses (ii) through (iv) above, has had or could have a Material Adverse Effect, or could prohibit, materially impair or materially delay the ability of the Company to consummate the transactions contemplated hereby and thereby.

Section 3.4 Consents. Except for (i) filing and recordation of appropriate merger documents as required by the CBCA, (ii) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act, and (iii) filings, consents and approvals set forth in Schedule 3.4, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or any other Merger Documents to be executed by the Company or the consummation of the transactions contemplated hereby or thereby by the Company.

Section 3.5 Capitalization; Subsidiaries.

(a) As of the date hereof, the Company’s authorized capital stock consists solely of (x) 15,000,000 authorized shares of Common Stock and (y) 200,000 shares of preferred stock, par value $.10 per share (“Preferred Stock”). The Company’s outstanding shares of capital stock are held beneficially and of record by the Persons set forth in Schedule 3.5(a) in the amounts set forth opposite such Person’s name. No shares of Preferred Stock are issued and outstanding. 2,017,238 shares of Common Stock are reserved for issuance upon exercise of Stock Options under the Option Plans. No shares of the Company’s capital stock are held as treasury shares. Except as set forth in this Section 3.5(a), Schedule 3.5(a) or in this Agreement, the Company does not have (i) any shares of Common Stock or Preferred Stock reserved for issuance, or (ii) any outstanding or authorized option or warrant, relating to its capital stock or any outstanding securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire from it, any shares of its capital stock. Except as set forth in this Section 3.5(a), Schedule 3.5(a) or in this Agreement, there are no (i) outstanding obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or (ii) voting trusts, proxies or other agreements among the Company’s shareholders with respect to the voting or transfer of the Company’s capital stock. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, validly issued, are fully paid and are nonassessable.

(b) All Subsidiaries of the Company are listed in Schedule 3.5(b). Except as set forth in this Section 3.5(b) and in Schedule 3.5(b), all of the outstanding capital stock of, or other ownership interests in, each Subsidiary of the Company is owned beneficially and of record by the Company, directly or indirectly, is validly issued, fully paid and nonassessable and free and clear of any preemptive rights (other than such rights as may be held by the Company), restrictions on transfer, Taxes or Liens. Except as set forth in Schedule 3.5(b), there are no (i) authorized or outstanding securities of the Company or any of the Subsidiaries convertible into or exchangeable for, no options or warrants or the right to subscribe for, or providing for the issuance or sale of, any capital stock or other ownership interest in, or any other securities of, any Subsidiary, (ii) voting trusts, proxies or other agreements among the Subsidiaries’ shareholders with respect to the voting or transfer of the Subsidiaries’ capital stock, or (iii) outstanding obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any Subsidiary. All of the issued and outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized, validly issued, are fully paid and are nonassessable. Except as set forth in Schedule 3.5(b), no shares of capital stock or any ownership, partnership or other equity or investment interest in any Person is directly or indirectly owned or held, either of record, beneficially or equitably, by the Company or any of the Subsidiaries listed in Schedule 3.5(b).

Section 3.6 Financial Statements.

(a) Attached hereto as Schedule 3.6 are true and complete copies of the following financial statements (such financial statements, the “Financial Statements”):

(i) the audited consolidated balance sheets of the Company as of December 31, 2002, December 31, 2003 and December 31, 2004, and the related audited consolidated statements of cash flows and operations for the years ending on December 31, 2002, December 31, 2003 and December 31, 2004; and

(ii) the unaudited consolidated balance sheet (the “Most Recent Balance Sheet”) of the Company as of April 30, 2005 (the “Most Recent Balance Sheet Date”) and the related unaudited consolidated statements of cash flows and operations for the year ending on such date (the “Most Recent Unaudited Financial Statements”).

(b) Except as described in Schedule 3.6, the Financial Statements (i) have been prepared in good faith from the books and records of the Company kept in the ordinary course of business consistent with past practices, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as may be indicated in the notes thereto and except, in the case of unaudited Financial Statements, for the absence of footnotes and subject to normal year-end adjustments and (iii) fairly present, in all material respects, the consolidated assets, liabilities and financial condition of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations for the periods then ended (subject, in the case of the unaudited Financial Statements, to the absence of footnotes and to normal year-end adjustments.

(c) Except as set forth in Schedule 3.6, there are no liabilities of the Company and the Subsidiaries of any kind, other than (a) liabilities provided for in the Most Recent Balance Sheet; (b) liabilities not required under GAAP to be shown on the Most Recent Balance Sheet for reasons other than the contingent nature thereof or the difficulty of determining the amount thereof; or (c) liabilities incurred in the ordinary course of business consistent with past practice since the Most Recent Balance Sheet Date.

Section 3.7 Absence of Certain Developments. Except as set forth in Schedule 3.7, since the Most Recent Balance Sheet Date there has not been any Material Adverse Effect and the Company has conducted its business in the ordinary and usual course consistent with past practices, and used its commercially reasonable efforts, consistent with past practices, to preserve intact its business relationships with third parties, including, without limitation, customers, suppliers, distributors and employees. Except as set forth in Schedule 3.7, since the Most Recent Balance Sheet Date, neither the Company nor any of its Subsidiaries has:

(a) sold, leased, licensed or otherwise disposed of any material assets or property except (i) pursuant to existing contracts or commitments disclosed on Schedule 3.15 or (ii) in the ordinary course of business consistent with past practice;

(b) declared, set aside or paid any dividend on, or made any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, or sold, transferred, pledged, encumbered or otherwise disposed of any equity interests in any Subsidiary, except as permitted by this Agreement;

(c) (i) incurred or assumed any long-term debt, except in each case in the ordinary course of business, (ii) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (except the Company or its Subsidiaries), (iii) made any loans, advances or capital contributions to any other Person (except the Company or its Subsidiaries), except for loans or advances to holders of Stock Options in connection with the cashless exercise of Stock Options contemplated by Section 2.11 of this Agreement, or (iv) mortgaged or pledged any material assets or created any Lien upon any material assets except for Permitted Liens;

(d) failed to pay when due or otherwise deferred any account payable or expense, except in the ordinary course of business consistent with past practice;

(e) contacted, corresponded or otherwise held discussions with any customer or distributor with respect to the accelerated payment of accounts receivable, except in the ordinary course of business consistent with past practice;

(f) taken any other action or series of actions, including but not limited to with respect to inventory levels, with the intent or effect of decreasing Net Working Capital and/or increasing Cash and Cash Equivalents, except in the ordinary course of business consistent with past practice; or

(g) agree or commit to do any of the foregoing.

Section 3.8 Governmental Authorizations; Licenses; Etc. Except as set forth in Schedule 3.8, the business of each of the Company and its Subsidiaries has been operated in compliance with all applicable laws, rules, regulations, codes, ordinances and orders of all Governmental Authorities. Except as set forth in Schedule 3.8 (and for licenses for Intellectual Property Rights), each of the Company and its Subsidiaries has all permits, licenses, approvals, certificates and other authorizations, and has made all notifications, registrations, certifications and filings with all Governmental Authorities, necessary for the operation of its business as currently conducted. Except as set forth in Schedule 3.8, as of the date hereof, there is no action, case or proceeding pending or, to the Company’s Knowledge, threatened by any Governmental Authority with respect to (i) any alleged violation by the Company or its Subsidiaries of any statute, law, rule, regulation, code, ordinance or order of any Governmental Authority, or (ii) any alleged failure by the Company or its Subsidiaries to have any permit, license, approval, certification or other authorization required in connection with the operation of the business of each of the Company and its Subsidiaries.

Section 3.9 Litigation. Except as set forth in Schedule 3.9, there are no judgments, decrees, lawsuits, actions, proceedings, claims, complaints, injunctions, orders or investigations by or before any Governmental Authority pending or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries (i) relating to the Company, any Subsidiary, or their respective businesses or properties, or (ii) seeking to enjoin the transactions contemplated hereby. Except as set forth in Schedule 3.9, the Company is not a party to any litigation (and, to the Company’s Knowledge, the Company has not been threatened with any litigation) which would reasonably be expected to affect or prohibit the consummation of the transactions contemplated hereby. Except as set forth on Schedule 3.9, to the Knowledge of the Company, the Company has not received any claims, complaints or other correspondence from any of its customers, distributors or authorized dealers alleging a breach by the Company of any agreement to which the Company is a party or alleging a breach by the Company of the HSR Act or any other antitrust laws.

Section 3.10 Taxes.

(a) Except as set forth in Schedule 3.10, the Company and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it before the Closing Date, all such Tax Returns have been prepared in material compliance with all applicable laws and regulations and are true, correct and complete in all material respects. Except as set forth in Schedule 3.10, all Taxes owed by each of the Company and its Subsidiaries have been timely paid.

(b) Except as set forth in Schedule 3.10:

(i) to the Company’s Knowledge, neither the Company nor any Subsidiary is currently the subject of a Tax audit or examination;

(ii) neither the Company nor any Subsidiary has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority;

(iii) neither the Company nor any Subsidiary has received from any taxing authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn;

(iv) neither the Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement with a Person other than the Company or any Subsidiary;

(v) no claim has been made in writing to the Company or any of the Subsidiaries by a Governmental Authority responsible for taxation in a jurisdiction where the Company or any of the Subsidiaries does not file reports and returns that the Company or any of the Subsidiaries is or may be subject to taxation by that jurisdiction;

(vi) the Company and its Subsidiaries have withheld, reported and paid all Taxes required to be withheld, reported and paid;

(vii) the Company has not been a member of a consolidated group, other than as parent under Treasury Reg. Section 1.1502-6;

(viii) the Company and its Subsidiaries have not filed any disclosures under Code Sections 6662 or 6011 to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return; and

(ix) neither the Company nor any of its Subsidiaries is a partner or owner in a partnership, joint venture, co-tenancy or any similar entity or arrangement where the Company or Subsidiary holds or controls 50% or less of the voting power or value of such entity or arrangement.

(c) Schedule 3.10 sets forth a list of Tax Returns relating to taxable periods ending on and after December 31, 1999 which have been audited or currently are the subject of an audit.

(d) The Company has made available to Parent correct and complete copies of all United States federal income Tax Returns of the Company and the Subsidiaries, and each material State and foreign Tax Return of the Company and the Subsidiaries, for each taxable period of the Company and any of the Subsidiaries ended on or after December 31, 1999.

(e) A list of all United State federal income elections and other material State and foreign elections related to Tax matters with respect to taxable periods ending on and after December 31, 1999 by the Company or its Subsidiaries with any Governmental Authority is set forth in Schedule 3.10, including the Company’s election to file consolidated returns (irrespective of the date of such election).

(f) The representations and warranties in Section 3.6, this Section 3.10 and in Section 3.13 are the sole and exclusive representations and warranties of the Company concerning Tax matters.

Section 3.11 Environmental Matters. Except as set forth in Schedule 3.11 hereto:

(a) The Company and its Subsidiaries are and at all times have been in material compliance with all applicable Environmental Laws.

(b) Neither the Company nor any of its Subsidiaries has received any material written notice, report, request for information, demand, order, decree, complaint, penalty, or notice of violation regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities for personal injury, property damage or investigatory or cleanup obligations arising under Environmental Laws, or in connection with exposure to Hazardous Substances, other than with respect to matters that have been fully resolved with no further liabilities or obligations on the part of the Company or any of its Subsidiaries.

(c) Neither the Company nor its Subsidiaries has released, discharged or otherwise disposed of any Hazardous Substances at, on or beneath any currently or formerly owned or operated property; and, to the Company’s Knowledge, no other Person has released, discharged or otherwise disposed of Hazardous Substances in a manner that would result in liability to the Company.

(d) Neither the Company nor any Subsidiary has entered into any agreement, in connection with the sale of any business or property, that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any other Person from or against any liabilities or costs arising under Environmental Laws.

(e) The representations and warranties in this Section 3.11 are the sole and exclusive representations and warranties of the Company concerning environmental matters including, without limitation, matters arising under Environmental Laws.

Section 3.12 Employee Matters. Except as set forth in Schedule 3.12, (i) neither the Company nor any of its Subsidiaries has entered into or is bound by any collective bargaining or labor agreements with respect to any of its or their employees, (ii) there is no labor strike, labor dispute, or work stoppage or lockout pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries and during the past three years there has been no such action, (iii) to the Company’s Knowledge, no union organization campaign is in progress with respect to any of the employees of the Company or its Subsidiaries, and no question concerning representation exists respecting such employees, and (iv) during the past three years, there has been no actual or threatened unfair labor practice, charge or complaint pending against the Company or any of its subsidiaries with the National Labor Relations Board or the corresponding Governmental Authority in the jurisdiction in which the Company or any of its Subsidiaries is located. Neither the Company nor any of its Subsidiaries has engaged in any plant closing or employee layoff activities within the last three years that would violate or in any way implicate the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar foreign, state or local plant closing or mass layoff statute, rule or regulation.

Section 3.13 Employees; Compensation; Employee Benefit Plans.

(a) Schedule 3.13(a) lists all Employee Benefit Plans.

(b) No Employee Benefit Plan is a Multiemployer Plan or a “pension plan” (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, and no Employee Benefit Plan provides health or other welfare benefits to former employees of the Company or any of its Subsidiaries other than as required by COBRA.

(c) Except as set forth in Schedule 3.13(c), each Employee Benefit Plan is maintained and administered in compliance in all material respects with the applicable requirements of ERISA, the Code and any other applicable laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the Internal Revenue Service that such Employee Benefit Plan is so qualified and, to the Company’s Knowledge, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Employee Benefit Plan.

(d) Each Employee Benefit Plan that is subject to the requirements of COBRA has been maintained in all material respects in compliance with the requirements of COBRA.

(e) None of the Company, any of its ERISA Affiliates or, to the Company’s Knowledge, any other Person has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject the Company or any of its Subsidiaries to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable law.

(f) With respect to each Employee Benefit Plan, the Company has made available to Parent and Newco true, complete and correct copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent annual report (Form 5500 series), (iii) the most recent financial statements, and (iv) the most recent Internal Revenue Service determination letter or opinion letter.

(g) Except as set forth on Schedule 3.13(g), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current or former employee of the Company or any of its Subsidiaries to payment under any severance pay plan, or (ii) accelerate the time of payment or vesting (excluding acceleration of Stock Options pursuant to Section 2.11), or increase the amount of compensation due any such employee.

(h) Except as set forth on Schedule 3.13(h), no amounts payable to any employee of the Company in connection with the transactions contemplated by this Agreement will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(i) There are no pending, or, to the Knowledge of the Company, threatened claims by or on behalf of any Employee Benefit Plan, by any employee or beneficiary covered under any such Employee Benefit Plan, by any Person against any Employee Benefit Plan, or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).

(j) Each Employee Benefit Plan can be terminated at any time by the Company or its plan sponsor without payment of additional contributions or the accrual of additional benefits.

(k) Except as set forth in Schedule 3.13(k), the Company maintains no nonqualified deferred compensation plan subject to Section 409A of the Code.

Section 3.14 Intellectual Property Rights.

(a) Except as set forth in Schedule 3.14(a)(i), the Company and its Subsidiaries are the sole owners of and possess all right, title and interest in, free and clear of all Liens, or have a valid and enforceable license to use, all of the material Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property Rights”). Except as set forth in Schedule 3.14(a)(vi), the Company Intellectual Property Rights owned by the Company or any of its

Subsidiaries (i) that are registrations or applications are in the name of the Company or a Subsidiary, and (ii) have not been canceled, abandoned or expired (subject to the Company’s and/or its Subsidiary’s reasonable business judgment to allow otherwise). Except as set forth in Schedule 3.14(a)(vii), as of the date hereof, the Company or its Subsidiaries have made the filings necessary to maintain the registered status of their respective registered patents and trademarks. Schedule 3.14(a)(ii) sets forth a list of (i) all material registrations for or issuances of Company Intellectual Property Rights owned by the Company or any of its Subsidiaries; (ii) all material applications for the registration of Company Intellectual Property Rights owned by the Company or any of its Subsidiaries; and (iii) all material computer software owned or licensed by the Company or any Subsidiary as of the date hereof. Except as set forth in Schedule 3.14(a)(iii), (i) to the Company’s Knowledge, no claim by any third party is pending against the Company or any Subsidiary contesting the validity, enforceability, or ownership of any Company Intellectual Property Right or the right to use any Company Intellectual Property Right, and (ii) to the Company’s Knowledge, none of the Company Intellectual Property Rights are currently involved in any reexamination, reissue, interference, cancellation, or opposition proceeding and no such proceedings are pending or threatened. Except as set forth in Schedule 3.14(a)(iv), neither the Company nor any Subsidiary has, within the two (2) year period prior to the date hereof and as of the date hereof, (i) received any written notice of, (ii) Knowledge of, or (iii) filed suit alleging any infringement, misappropriation, dilution or other violation by any third party with respect to any of the Company Intellectual Property Rights. Except as set forth in Schedule 3.14(a)(v), to the Company’s Knowledge, the Company and its Subsidiaries have not materially infringed upon, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any third party prior to the date hereof. The consummation of the transactions contemplated herein will not result in any material loss or impairment of the Company’s or any Subsidiary’s right to own or use any Company Intellectual Property Rights.

(b) With respect to that certain Third Restated and Amended Technology License Agreement, made as of February 22, 2005, by and between the Company and Licensor/Japan (the “License Agreement”):

(i) As of the Closing Date, the Company is not in possession of any information or other Intellectual Property Rights that may constitute Technical Information for purposes of the License Agreement;

(ii) The Company is not required to obtain the approval or consent of Licensor/Japan for the production of any Product (as defined in the License Agreement) manufactured, distributed or sold as of the Closing Date, as provided in Section 2.1 of the License Agreement; and

(iii) None of the products currently manufactured, distributed or sold by the Company as of the Closing Date utilize or incorporate any Technical Information, nor does the manufacture, distribution or sale of such products as of the Closing Date utilize or incorporate any Technical Information.

Section 3.15 Contracts. Schedule 3.15 identifies all contracts (except for purchase orders and dealer agreements executed in the normal course of business), agreements, leases,

permits or licenses, to which, as of the date hereof, the Company or any Subsidiary is a party or is otherwise bound, of the type described below (the “Contracts”):

(a) all agreements or commitments for the purchase by the Company or any of its Subsidiaries of services or of machinery, equipment or other personal property, other than those that are for amounts not to exceed $25,000;

(b) all material employment agreements, consulting or severance agreements, and all agreements referenced in Schedule 3.18;

(c) all material agreements pursuant to which the Company or any Subsidiary (i) licenses to any third party any of the Company Intellectual Property Rights owned by the Company or any Subsidiary or (ii) obtains a license to use any Company Intellectual Property Rights;

(d) all agreements prohibiting the Company or any Subsidiary from freely engaging in any material business or competing with any Person, in any material manner, in any area;

(e) all mortgages, indentures, notes, bonds or other agreements relating to any Funded Indebtedness, and all guarantees of the indebtedness of any third party by the Company or any of the Subsidiaries;

(f) all partnership agreements and joint venture agreements relating to the Company and its Subsidiaries;

(g) all agreements relating to the acquisition or disposition of any material amount of assets (whether by merger, sale of stock, sale of assets or otherwise), other than purchases and sales of products produced or distributed by the Company or its Subsidiaries in the ordinary course of business; and

(h) any commitment to do any of the foregoing described in clauses (a) through (g).

Each Contract identified in Schedule 3.15 (a) is a valid and binding agreement of the Company or a Subsidiary, as the case may be, enforceable against the Company or its Subsidiary, as the case may be, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), and (b) is in full force and effect. As of the date hereof, the Company has made available to Newco true and complete copies of all Contracts, including all amendments thereto. There are no existing defaults or breaches by the Company or its Subsidiaries, or events or circumstances which have occurred, with or without notice or lapse of time or both, that would constitute a default or breach by the Company or its Subsidiaries, under any Contracts which could be reasonably expected to have a Material Adverse Effect. To the Company’s Knowledge, no third party to any Contract, is in default or breach in any material respect under any Contract.

Section 3.16 Insurance. Schedule 3.16 contains an accurate and complete description of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by the Company and its Subsidiaries as of the date hereof. All such policies are, as of the date hereof, in full force and effect, all premiums with respect thereto covering all periods up to and including the Effective Time will have been paid, and no notice of cancellation or termination has been received with respect to any such policy.

Section 3.17 Property.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries owns any real property. Schedule 3.17(a) sets forth (whether as lessee or lessor) a list of all leases of real property (such real property, the “Leased Property”) to which the Company or any of its Subsidiaries is a party or by which any of them is bound (each a “Real Property Lease,” and collectively the “Real Property Leases”). As of the date hereof the Company has made available to Parent and Newco true and complete copies of all Real Property Leases, including all amendments thereto. Except as set forth on Schedule 3.17(a), each Real Property Lease is valid and binding on the Company and, to the Company’s Knowledge, on the other parties thereto and is in full force and effect. Except as set forth on Schedule 3.17(a), the Company and each of its Subsidiaries and, to the Company’s Knowledge, each of the other parties thereto has performed in all material respects all material obligations required to be performed by it under each Real Property Lease. To the Company’s Knowledge, the Leased Property complies with all material applicable laws and is benefited by those material licenses or material permits required to be maintained for the development, or use or occupancy of any portion of the Leased Property.

(b) Except as set forth on Schedule 3.17(b), the Company and its Subsidiaries have good and marketable title to, or have valid leasehold interests in, all material personal property reflected on the Most Recent Unaudited Financial Statements or acquired after the Most Recent Balance Sheet Date, in each case free and clear of all Liens, except for Permitted Liens and except for personal property and assets sold since the Most Recent Balance Sheet Date in the ordinary course of business consistent with past practices.

Section 3.18 Transaction with Affiliates. Except as set forth in Schedule 3.18, none of the Company’s shareholders, directors or officers nor any of their Affiliates is involved in any business arrangement or relationship with the Company or the Subsidiaries other than employment arrangements entered into in the ordinary course of business, and none of the Company’s shareholders, directors or officers nor any of their respective Affiliates owns any property or right, tangible or intangible, which is used by the Company or its Subsidiaries in connection with the operation of their businesses.

Section 3.19 Brokers. Except for Wachovia Capital Markets, LLC, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from the Company or its Subsidiaries in connection with this Agreement or any of the transactions contemplated hereby.

Section 3.20 Products Liability. Schedule 3.20 sets forth a list of all civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, proceedings or demand letters, and, to the Knowledge of the Company, all investigations undertaken by a Governmental Authority, in each case relating to any alleged hazard or alleged Defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Product manufactured, distributed or sold by or on behalf of the Company or any Subsidiary that were pending at any time during the past three years, or, to the Knowledge of the Company, threatened at any time during the past three years. None of the matters set forth on Schedule 3.20 has had or would reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any Subsidiary has any notice of any current or potential recall of any of its Products, and since May 1, 2003, there have not been any product recalls or post-sale warnings by the Company or any Subsidiary relating to any Product.

Section 3.21 Accounts Receivable and Inventory. The accounts receivable of the Company and its Subsidiaries reflected in the Most Recent Balance Sheet and such additional accounts receivable of the Company and its Subsidiaries as are reflected on the books and records of the Company and its Subsidiaries on the date hereof or that will be reflected on such books and records as of the Closing arose out of bona fide sales and deliveries of goods, performance of services or other business transactions, arose in the ordinary course of business and have been reflected on the Most Recent Balance Sheet or the books and records of the Company and its Subsidiaries, as applicable, in a manner consistent with prior practices of the Company and its Subsidiaries and in accordance with GAAP, in each case except to the extent reserved against thereon. Except as set forth in Schedule 3.21, such accounts receivable do not include any (a) deferred billing that is not yet invoiced or (b) estimated earnings on uncompleted projects. Except as set forth in Schedule 3.21, the inventories of the Company and its Subsidiaries reflected on the Most Recent Balance Sheet and held by the Company and its Subsidiaries on the date hereof are, or the inventories of the Company and its Subsidiaries held by the Company and its Subsidiaries on the Closing Date will be, usable or saleable in the ordinary course of business consistent with past practice of the Company and its Subsidiaries, and are not obsolete or discounted items, except to the extent reserved against thereon. Such inventories have been reflected on the Most Recent Balance Sheet consistent with prior practices of the Company and its Subsidiaries and in accordance with GAAP.

Section 3.22 Customers and Suppliers. Schedule 3.22 sets forth the top 10 customers of the Company and its Subsidiaries based on gross sales of the Company and its Subsidiaries for the twelve months ended May 31, 2005 (the “Significant Customers”). Except as set forth on Schedule 3.22, neither the Company nor any of its Subsidiaries has, since the Most Recent Balance Sheet Date, received any notice that any Significant Customer of the Company and its Subsidiaries (i) has ceased, or will cease, to purchase Products, or (ii) has substantially reduced or will substantially reduce, the purchase of Products. Schedule 3.22 sets forth the top 5 suppliers of the Company and its Subsidiaries based on the operating expenses of the Company and its Subsidiaries for the twelve months ended May 31, 2005.

Section 3.23 Seller Expenses. The Seller Expenses, as set forth on the Closing Date Certificate, and any other fees, expenses and payments contemplated by this Agreement, constitute all of the transaction fees and expenses, including, without limitation, fees and expenses relating to financial advisers, legal advisers and accountants, to be incurred by the Company and its Subsidiaries in connection with the transactions contemplated hereby; provided that in no event shall the foregoing representation be applicable to any expenses incurred by any legal counsel, accountants, investment bankers, or consultants hired by Parent, Newco or any of their respective Affiliates or any expenses incurred in connection with the financing of the transactions contemplated hereby.

Section 3.24 Funded Indebtedness. The Funded Indebtedness set forth on the Closing Date Certificate represents all Funded Indebtedness outstanding as of the Closing Date.

Section 3.25 Absence of Certain Practices. To the Knowledge of the Company, none of the Company, any Subsidiary or any director, officer, manager or employee of any such Person, has, in connection with the operation of the business of the Company or any Subsidiary, (i) paid, offered or promised to pay, or authorized the payment, directly or indirectly, through any other Person or firm, any monies or anything of value to any Person or firm employed by or acting for or on behalf of any Person, whether private or governmental, or any government official or employee of any political party or candidate for political office, in each case for the purpose of illegally inducing or rewarding any action by any official favorable to the Company or any Subsidiary in connection with the business of the Company or any Subsidiary, or (ii) taken any other act that, if taken by a Person subject to United States law, would violate Section 30A of the Securities Exchange Act of 1934, as amended. To the Knowledge of the Company, none of the Company, any Subsidiary or any director, officer, manager or employee of any such Person, or any Person acting on behalf of any of the foregoing, has, in connection with the operation of the business of the Company or any Subsidiary, accepted or received any unlawful contributions, payments, gifts or expenditures.

Section 3.26 Board Approval. The board of directors of the Company has approved this Agreement, the Merger and the transactions contemplated hereby and has recommended this Agreement and the Merger to the shareholders of the Company, and such approval has not been withdrawn or rescinded.

Section 3.27 NO ADDITIONAL REPRESENTATIONS. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT, THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESS OR THE ASSETS OF THE BUSINESS, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ASSETS OF THE BUSINESS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND THE PURCHASER SHALL RELY ON ITS OWN EXAMINATION AND INVESTIGATION THEREOF.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

Parent and Newco jointly and severally represent and warrant to the Company as of the date hereof and (except for any representations and warranties that speak as of a different specified date) as of the Closing as hereafter set forth in this Article IV:

Section 4.1 Organization. Each of Parent and Newco is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own and lease its property and assets and to carry on its business as presently conducted. Each of Parent and Newco has delivered to the Company true and complete copies of its articles of incorporation (and all amendments thereto) and bylaws (as currently in effect).

Section 4.2 Authorization. Each of Parent and Newco has all requisite corporate power and authority to execute and deliver this Agreement and each other Merger Document to be executed by it in connection herewith and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all necessary corporate action. This Agreement and each other agreement or instrument to be executed in connection herewith has been duly authorized, executed and delivered by Parent and Newco and, assuming that this Agreement and each other agreement to be executed by the Company in connection herewith, has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding agreement of Parent and Newco, enforceable against Parent and Newco in accordance with its terms.

Section 4.3 Non-contravention. The execution, delivery and performance by Parent and Newco of this Agreement and any other Merger Document, the consummation of the Merger and each of the other transactions contemplated hereby and thereby will not (i) contravene any provision contained in such entity’s articles of incorporation or bylaws, (ii) conflict with, violate or result in a material breach of or constitute a material default under (A) any contract, agreement, commitment, indenture, mortgage, lease, pledge, note, bond, license, permit or other instrument or obligation or (B) any judgment, order, decree, statute, law, rule or regulation or other restriction of any Governmental Authority, in each case to which such entity is a party or by which it is bound or to which any of its assets or properties are subject or (iii) result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity any material obligation of such entity.

Section 4.4 No Consents. Except for (i) filing and recordation of appropriate merger documents as required by the CBCA, (ii) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act, and (ii) filings, consents and approvals set forth in Schedule 4.4, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by Parent and Newco.

Section 4.5 Litigation. Neither Parent nor Newco is party to any litigation or threatened litigation which would reasonably be expected to affect or prohibit the consummation of the transactions contemplated hereby.

Section 4.6 Financial Ability. Parent has funds available to make all payments due to the holders of Common Stock in accordance with the terms hereof.

Section 4.7 Acknowledgement by Parent and Newco.

(a) Each of Parent and Newco acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of the Company and its Subsidiaries. In entering into this Agreement, Parent and Newco have relied solely upon their own investigation and analysis and the representations and warranties of the Company set forth in this Agreement, and each of Parent and Newco acknowledges that, other than as set forth in this Agreement (including the attached schedules and exhibits and documents delivered pursuant hereto), none of the Company, its Subsidiaries, or any of their respective directors, officers, employees, Affiliates, shareholders, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to each of Parent and Newco and their respective agents or representatives prior to the execution of this Agreement.

(b) Each of Parent and Newco acknowledge that for purposes of the Schedules attached hereto, each disclosure set forth in the Schedules shall relate (i) to the representations and warranties to which it has been expressly disclosed and (ii) to any other representations and warranties to which such disclosure is responsive.

ARTICLE V - COVENANTS AND AGREEMENTS

Section 5.1 Access and Information.

(a) From the date hereof, Parent and Newco shall be entitled to make or cause to be made such reasonable investigation of the Company and its Subsidiaries, and the financial and legal condition thereof, as Parent and Newco deem reasonably necessary or advisable during normal business hours and upon advance notice, and the Company shall cooperate with any such investigation; provided, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the normal operation of business. Parent and Newco agree to conduct any such inquiries with reasonable discretion and sensitivity to the Company’s relationships with its employees, customers and suppliers.

(b) All information disclosed in writing, whether before or after the date hereof, pursuant to this Agreement or in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to Parent and Newco (or their representatives or Affiliates) shall be kept confidential by such Persons in accordance with the confidentiality agreement dated May 23, 2005 by and between the Company and Parent (the “Confidentiality Agreement”) and shall not be used by any Person, other than in connection with the transactions contemplated by this Agreement.

Section 5.2 Conduct of Business by the Company. From the date hereof to the Effective Time, the Company will and will cause each of its Subsidiaries to, except, in each case, as (x) otherwise expressly provided herein, (y) listed on Schedule 5.2 hereto, or (z) consented to in writing by Parent or Newco (such consent not to be unreasonably withheld), conduct its business only in the ordinary and regular course in substantially the same manner heretofore conducted, and use its commercially reasonable efforts, consistent with past practices, to preserve intact its business relationships with third parties, including, without limitation, customers, suppliers, distributors and employees, and to keep available the services of its present officers and employees, and the Company will not, and will not permit any of its Subsidiaries to:

(a) take or omit to be taken any action which would result in a Material Adverse Effect or that would make any representation or warranty of the Company hereunder inaccurate at the Effective Time such that the closing condition set forth in Section 6.2(a) shall not be satisfied as of such date;

(b) adopt or propose any change in its articles of incorporation or by-laws or other organizational documents;

(c) merge or consolidate with any other Person, acquire a material amount of the assets of any other Person, or purchase or otherwise acquire any equity interest in any Person;

(d) sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments disclosed on Schedule 3.15 or (ii) in the ordinary course of business consistent with past practice;

(e) declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for dividends by a Subsidiary to the Company or another Subsidiary, or sell, transfer, pledge, encumber or otherwise dispose of any equity interests in any Subsidiary; provided, however, that the Company may distribute to holders of Common Stock any Cash and Cash Equivalents prior to the Closing;

(f) redeem, purchase or otherwise acquire, or offer or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries;

(g) effect any reorganization or recapitalization, split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests;

(h) offer, sell, issue or grant, or authorize or propose the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for (or accelerate any right to convert or exchange securities for) any shares of capital stock of, or other equity interest in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any voting securities of, the Company or any of its Subsidiaries, other than issuances of shares of Common Stock upon the exercise of Stock Options outstanding at the date of this Agreement in accordance with the terms thereof (as in effect on the date of this Agreement);

(i) cancel or materially amend any insurance policy;

(j) settle or agree to settle any litigation, action or proceeding other than in the ordinary course of business consistent with past practices but not in any case involving amounts in excess of $75,000;

(k) (i) incur or assume long-term debt in amounts in the aggregate in excess of $50,000, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (except the Company or its Subsidiaries), except such obligations which do not have an aggregate value of greater than $50,000, (iii) make any loans, advances or capital contributions to any other Person (except the Company or its Subsidiaries) in amounts in the aggregate in excess of $50,000, except for loans or advances to holders of Stock Options in connection with the cashless exercise of Stock Options as contemplated by Section 2.11 of this Agreement, or (iv) mortgage or pledge any material assets or create any Lien upon any material assets except for Permitted Liens;

(l) effect any change in any accounting methods, principles or practices in effect as of the Most Recent Balance Sheet Date, except as may be required by a change in GAAP or applicable law;

(m) enter into or assume any contract, agreement or other arrangement which, if in existence on the date hereof, would be required to be disclosed in Schedule 3.15, or modify, amend or terminate any contract, agreement or other arrangement required to be disclosed in Schedule 3.15, except in the ordinary course of business and consistent with past practice, or waive, release or assign any material rights or claims under, or violate any of the material terms of, any contract, agreement or other arrangement required to be disclosed in Schedule 3.15;

(n) abandon, fail to maintain or cancel any material Company Intellectual Property Rights owned by the Company, except for such Company Intellectual Property Rights that have reached the end of their term and cannot be renewed or extended;

(o) make or change any material election with respect to Taxes or compromise, settle or otherwise discharge any audit or claim with respect to material Taxes;

(p) (i) adopt, amend, renew or terminate any employee benefit plan (including any Employee Benefit Plan) or any agreement, arrangement, plan or policy between the Company or any of its Subsidiaries and one or more of its current or former directors, officers or employees, (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee, or pay any benefit not contemplated by any Employee Benefit Plan or agreement as in effect as of the date hereof, except that the Company may, at the discretion of its board of directors, pay, immediately prior to the Closing, special bonuses to employees of the Company in an aggregate amount not to exceed $150,000, or (iii) make any equity or equity-based grants or allocations under any Employee Benefit Plan (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares); provided, however, that the Company may amend the Option Plans and/or enter into amended Option Agreements with holders of Stock Options to provide for cashless exercise of the Stock Options as contemplated by Section 2.11 of this Agreement;

(q) fail to pay when due or otherwise defer any account payable or expense, except in the ordinary course of business consistent with past practice, including without limitation, the scheduled June 2005 payment under the Licensor/Japan Obligation of approximately $150,000;

(r) contact, correspond with or otherwise hold discussions with any customer or distributor with respect to the accelerated payment of accounts receivable, except in the ordinary course of business consistent with past practice;

(s) take any other action or series of actions, including but not limited to with respect to inventory levels, with the intent or effect of decreasing Net Working Capital and/or increasing Cash and Cash Equivalents, except in the ordinary course of business consistent with past practice; or

(t) agree or commit to do any of the foregoing.

Section 5.3 Closing Documents. The Company shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered to Parent and Newco, the documents or instruments described in Section 6.2. Parent and Newco shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered, to the Company, the documents or instruments described in Section 6.3.

Section 5.4 Best Efforts; Further Assurances.

(a) Subject to the terms and conditions herein provided, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Each of the Company and Parent and Newco will use their respective reasonable best efforts to obtain consents of all Governmental Authorities and third parties necessary to the consummation of the transactions contemplated by this Agreement. All costs incurred in connection with obtaining such consents shall be borne by Parent, including the HSR filing fee, and treated in accordance with Section 10.4. Each party hereto shall make an appropriate filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly after the date hereof and shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Without limiting the foregoing, the Company, Parent and Newco shall consult with each other with respect to (i) the advisability of requesting early termination of the waiting period under the HSR Act, and (ii) extending any waiting period or comparable period under the HSR Act, and no such party shall enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties hereto.

(b) In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the Merger or any of the other transactions contemplated hereby or seeks damages in connection therewith, the parties agree to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby; provided that in no event shall Parent or any of its Affiliates be required to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets (tangible or intangible) or any business interest of it or any of its Affiliates (including, without limitation, the Surviving Corporation or any of the Subsidiaries after consummation of the Merger) in connection with or as a condition to receiving the consent or approval of any Governmental Authority (including, without limitation, under the HSR Act).

(c) The Company shall give prompt written notice to Parent and Newco of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty of the Company contained in the Merger Documents to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or that will result in the failure to satisfy any of the conditions specified in Article VI and such written notice shall specify the representation or warranty so breached (provided that such notice shall not be deemed to cure the breach of any such representation or warranty or amend and/or supplement the schedule related to such representation or warranty) and (ii) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Documents.

(d) Parent or Newco shall give prompt written notice to the Company of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty of Parent or Newco contained in the Merger Documents to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or that will result in the failure to satisfy any of the conditions specified in Article VI and such written notice shall specify the representation or warranty so breached (provided that such notice shall not be deemed to cure the breach of any such representation or warranty or amend and/or supplement the schedule related to such representation or warranty) and (ii) any failure of Parent or Newco to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either of them under the Merger Documents.

Section 5.5 Public Announcements. The timing and content of all announcements regarding any aspect of this Agreement or the transactions contemplated by this Agreement to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance by the Company and Parent; provided, that Parent may make any such announcement which it in good faith believes, based on advice of counsel, is necessary or advisable in connection with any requirement of law or regulation, it being understood and agreed that Parent shall, to the extent practicable in the sole discretion of Parent, give the other parties hereto an opportunity to review such announcement in advance of its public release, and to the extent not practicable, provide the other parties hereto with copies of any such announcement promptly after its public release.

Section 5.6 Exclusive Dealing. During the period from the date of this Agreement through the Closing Date or the termination of this Agreement pursuant to Section 7.1, the Company shall not take, nor will the Company permit any of its respective Affiliates, representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any person (other than Parent, Newco and/or their Affiliates) concerning any purchase of any of the Company’s equity securities or any merger, sale of substantial assets or similar transaction involving the Company (other than assets sold in the ordinary course of business) (an “Acquisition Proposal”). The Company shall notify Parent immediately if any Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, the Company, and to promptly provide Parent a copy of any Acquisition Proposal received in writing or a written summary of any other Acquisition Proposal made orally. The Company shall, and shall cause its Affiliates to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted prior to the date hereof with respect to any Acquisition Proposal.

Section 5.7 Employee Benefit Plans. Parent and Newco hereby agree that Parent shall cause the Surviving Corporation and its Subsidiaries from the Closing Date through December 31, 2005, to provide to employees of the Company and its Subsidiaries compensation arrangements and all Employee Benefit Plans maintained by the Company and its Subsidiaries immediately prior to the Closing Date. After December 31, 2005, Parent and Newco shall cause the Surviving Corporation and its Subsidiaries to provide benefits to employees of the Company and its Subsidiaries that are substantially the same as the benefits provided to employees of the Parent located at its Lewisville, Colorado location. To the extent permitted by law, employees of the Company and its Subsidiaries who are or become covered by a benefit plan maintained by Parent and Newco or the Surviving Corporation and its Subsidiaries shall be granted credit for service while an employee of the Company and its Subsidiaries.

Section 5.8 Indemnification of Directors and Officers. The articles of incorporation and bylaws (or equivalent governing instruments) of the Surviving Corporation and each of its Subsidiaries shall contain provisions no less favorable with respect to indemnification than are set forth in the Articles of Incorporation and bylaws (or equivalent governing instruments) of the Company and its Subsidiaries as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, agents or employees of the Company or any of its Subsidiaries or who were otherwise entitled to indemnification pursuant to the Articles of Incorporation and bylaws (or equivalent governing instruments) of the Company or any of its Subsidiaries. Parent will indemnify each individual who served as a director or officer of the Company at any time prior to the Effective Date from and against all actions, suits, hearings, investigations, claims and other proceedings, including all court costs and reasonable attorney fees and expenses resulting from or arising out of, or caused by, this Agreement or any of the transactions contemplated hereby to the fullest extent a corporation is permitted under applicable law to indemnify its directors and officers, as applicable.

Section 5.9 Newco. Parent will take all action necessary (a) to cause Newco to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) to ensure that, prior to the Effective Time, Newco shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any liabilities or any assets (other than a de minimis amount of cash paid to Newco for the issuance of its stock to Parent).

Section 5.10 Tax Matters.

(a) From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall, without the consent of Parent, change any Tax election, annual tax accounting period, or method of tax accounting, or file any amended Tax Returns or claims for Tax refunds, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in a Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period ending prior to or as of the Effective Time.

Section 5.11 Shareholder Meeting. The Company shall submit this Agreement to its shareholders for approval at a special meeting to be held as early as reasonably practicable after execution and delivery of this Agreement. The Company shall prepare and distribute to the Shareholders information that describes the Merger in reasonable detail, and the Company shall afford Parent a reasonable opportunity to review such information prior to its distribution to the Shareholders. In connection with the special meeting of shareholders, the Company’s Board of Directors shall recommend this Agreement, the Merger and the transactions contemplated hereby to the shareholders of the Company, and such approval shall not be withdrawn or rescinded.

Section 5.12. Exercise of Stock Options. The Company agrees to distribute Notices of Exercise to all holders of Stock Options as promptly as practicable following the execution and delivery of this Agreement, which notices shall provide for the exercise of Stock Options on or before the Closing Date.

ARTICLE VI - CONDITIONS TO CLOSING

Section 6.1 Mutual Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to approval of the Closing Date Certificate by the Company, the Shareholder Representative and Parent, and (ii) the fulfillment at or prior to the Effective Time of each of the following conditions:

(a) No Injunction. At the Effective Time there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or Governmental Authority of competent jurisdiction to the effect that the Merger may not be consummated as herein provided, no proceeding or lawsuit shall have been commenced by any Governmental Authority or other Person for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any such Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby.

(b) HSR Waiting Period. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

(c) Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered by each of the parties thereto.

Section 6.2 Conditions to the Obligations of Parent and Newco. The obligations of Parent and Newco to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment prior to or at Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent and Newco to the extent permitted by applicable law:

(a) Representations, Warranties and Covenants. All representations and warranties made by the Company in this Agreement hereto shall be true and correct in all material respects (except for those representations and warranties that are by their terms qualified by a standard of materiality or Material Adverse Effect, which representations and warranties shall have been true and correct in all respects) as of the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date). The Company shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement on or prior to or at Closing.

(b) Consents. The Company shall have obtained (and shall have provided copies thereof to Parent) all of the waivers, permits, consents, approvals, and authorizations, and effected all of the registrations, filings and notices, in each case, set forth on Exhibit D.

(c) Closing Deliveries. Prior to or at the Closing, the Company shall have delivered the following closing documents in form and substance reasonably acceptable to Parent:

(i) a certificate of the President or a Vice President of the Company, dated the Closing Date, to the effect that the conditions specified in Section 6.2(a) have been satisfied;

(ii) a certified copy of the resolutions of the Company’s Board of Directors authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

(iii) a certified copy of the resolutions of the shareholders of the Company adopting and approving this Agreement, the other Merger Documents to the extent required to be adopted and approved and the transactions contemplated hereby and thereby;

(iv) a certificate of the Secretary of the Company, dated the Closing Date, as to the articles of incorporation and bylaws of the Company and the incumbency of certain officers of the Company; and

(v) evidence reasonably satisfactory to Parent that obligations set forth in Section 2.7(b)(ii)(B) and Section 2.7(b)(ii)(C) have been satisfied or that arrangements have been made to provide for their satisfaction.

(d) Dissenting Shares. Holders of Common Stock representing more than 3.5% of the outstanding shares of Common Stock (assuming that all outstanding Stock Options have been exercised) shall not have properly exercised their dissenter rights with respect thereto under Article 113 of the CBCA.

(e) Funded Indebtedness. Parent shall have received evidence reasonably satisfactory to Parent that all Liens relating to any Funded Indebtedness shall have been released or terminated, except with respect to Liens securing the Licensor/Japan Obligation.

(f) Licensor/Japan Consent and Agreement. That certain consent and agreement by and among Licensor/Japan, the Company and Parent, dated June     , 2005, shall be in full force and effect as of the Closing Date.

(g) Employment Agreements. Parent or Newco shall have entered into employment agreements with the following employees of the Company in such form or forms as are mutually agreeable to Parent or Newco and each respective employee:

(i) Jerry Edwards;

(ii) Juergen Eckman; and

(iii) Juergen Sprich.

Section 6.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable law:

(a) Representations and Warranties. All representations and warranties made by Parent and Newco in this Agreement shall be true and correct in all material respects (except for those representations and warranties that are by their terms qualified by a standard of materiality or Material Adverse Effect, which representations and warranties shall have been true and correct in all respects) as of the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date). Parent and Newco shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by each of them under the terms of this Agreement on or prior to or at the Closing.

(b) Consents. Each of Parent and Newco shall have obtained at its own expense (and shall have provided copies thereof to the Company) all of the waivers, permits, consents, approvals, and authorizations, and effected all of the registrations, filings and notices, in each case, set forth on Exhibit F.

(c) Closing Deliveries. Prior to or at the Closing, Parent and Newco shall have delivered to the Company the following closing documents in form and substance reasonably acceptable to the Company:

(i) a certificate of the President or a Vice President of Parent and Newco, dated the Closing Date, to the effect that (A) the Person signing such certificate is familiar with this Agreement and (B) the condition specified in Section 6.3(a) has been satisfied;

(ii) a certified copy of the resolutions of the board of directors of each of Parent and Newco authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby and thereby; and

(iii) a certified copy of the resolutions of the shareholders of each of Parent and Newco adopting and approving this Agreement, the Merger and the transactions contemplated hereby to the extent required to be adopted and approved.

ARTICLE VII - TERMINATION AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time, notwithstanding the approval thereof by the shareholders of the Company at any time prior to Closing:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent and Newco, if the Merger shall not have been consummated on or before July 29, 2005 (the “Termination Date”), unless extended by written agreement of the parties hereto; provided, that the right to terminate this Agreement and abandon the Merger under this paragraph shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date;

(c) by either Parent or Newco, in the event that the conditions to its obligations set forth in Article VI hereof have not been satisfied or waived at or prior to the Termination Date (it being understood that the failure to satisfy Section 6.2(a) shall be governed by Section 7.1(f));

(d) by the Company, in the event that the conditions to its obligations set forth in Article VI hereof have not been satisfied or waived at or prior to the Termination Date (it being understood that the failure to satisfy Section 6.3(a) shall be governed by Section 7.1(g));

(e) by either Parent or Newco or the Company, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(f) by Parent in the event that the (i) Company has breached any representation, warranty, covenant or agreement contained in this Agreement in a manner which would cause the condition set forth in Section 6.2(a) to be unable to be satisfied as of the date of the written notice contemplated by (ii) below, (ii) Parent has notified the Company, in writing, of such breach, and (iii) the breach has continued without cure for a period of 20 days after the written notice of breach; or

(g) by the Company in the event that (i) Parent or Newco has breached any representation, warranty, covenant or agreement contained in this Agreement in a manner which would cause the condition set forth in Section 6.3(a) to be unable to be satisfied as of the date of the written notice contemplated by (ii) below, (ii) the Company has notified Parent and Newco, in writing, of such breach, and (iii) the breach has continued without cure for a period of 20 days after the written notice of breach.

The party desiring to terminate this Agreement pursuant to Section 7.1(b), Section 7.1(c), Section 7.1(d), Section 7.1(e), Section 7.1(f), or Section 7.1(g) shall give notice of such termination to the other parties in accordance with Section 10.1.

Section 7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1 hereof, (a) all rights and obligations of the parties hereunder shall terminate and no party shall have any liability to any party, except for obligations of the parties hereto in Sections 5.1(b), 5.5 and 10.4, which shall survive the termination of this Agreement and (b) termination shall not preclude any party from suing any other party for any breach of this Agreement that occurred prior to the termination of this Agreement.

ARTICLE VIII - SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

Section 8.1 Survival of Representations. The representations and warranties of the Company, Parent and Newco contained in this Agreement or in any certificate delivered pursuant to Section 6.2 or Section 6.3 shall survive the Closing for a period of 18 months after the Closing Date, except for claims for indemnification asserted prior to the end of such period which claims shall survive until final resolution thereof.

Section 8.2 General Indemnification.

(a) If, after the Closing Date, Parent, Surviving Corporation and/or their respective officers, directors, employees, Affiliates and/or agents (each a “Buyer Indemnitee” and together the “Buyer Indemnitees”) suffer any damages, losses, liabilities, obligations, claims of any kind, interest or expenses (including, without limitation, reasonable attorneys’ fees and expenses) (“Loss”), as a result of, in connection with, or arising out of (i) the failure of any representation or warranty made by the Company contained in Article III of this Agreement to be true and correct (A) as of the date of this Agreement, or (B) (x) as of the Closing Date or (y) as of the date when made in the case of any representation or warranty which specifically relates to an earlier date, as applicable, or (ii) any breach by the Company of any of its covenants or agreements contained herein which are to be performed by the Company on or before the Closing Date, then, subject in all cases to the other provisions of this Article VIII, such Buyer Indemnitee(s) shall be entitled to be reimbursed the amount of such Loss from the Escrow Account.

(b) After the Closing, each of Parent and the Surviving Corporation agrees to indemnify, defend and hold harmless each of the holders of Common Stock of the Company as of the date of this Agreement and their respective officers, directors, employees, Affiliates and/or agents (each a “Seller Indemnitee” and together the “Seller Indemnitees”) from any Loss as a result of, in connection with, or arising out of (i) the failure of any representation or warranty made by Parent or Newco in this Agreement contained in Article IV of this Agreement to be true and correct (A) as of the date of this Agreement or (B)(x) as of the Closing Date or (y) as of the date when made in the case of any representation or warranty which specifically relates to an earlier date, as applicable, (ii) any breach by Parent or Newco of any of its covenants or agreements contained herein, and/or (iii) any breach by the Surviving Corporation (including by way of being the successor of Newco and the Company) of any of its covenants or agreements contained herein which are to be performed by the Surviving Corporation after the Closing Date.

(c) The obligations to indemnify and hold harmless pursuant to clauses 8.2(a)(i) and 8.2(b)(i) shall survive the consummation of the transactions contemplated hereby for the period set forth in Section 8.1, except for claims for indemnification pursuant to such clauses asserted prior to the end of such period which claims shall survive until final resolution thereof.

Section 8.3 Third Party Claims.

(a) If a claim, action, suit or proceeding by a third party (a “Third Party Claim”) is made against any person or entity entitled to indemnification pursuant to Section 8.2 hereof (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party shall promptly notify the party obligated to indemnify such Indemnified Party (or, in the case of a Buyer Indemnitee seeking indemnification, such Buyer Indemnitee shall promptly notify the Shareholder Representative) (such notified party, the “Responsible Party”) of such claims; provided, that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually and materially prejudiced thereby. The Responsible Party shall have 15 days after receipt of such notice to assume the conduct and control, through counsel reasonably acceptable to the Indemnified Party at the expense of the Responsible Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided, that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party, provided, that the fees and expenses of such counsel shall be borne by such Indemnified Party. So long as the Responsible Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim, provided that in such event it shall waive any right to indemnity therefor by the Responsible Party or from the Escrow Account, as the case may be, for such claim unless the Responsible Party shall have consented to such payment or settlement. If the Responsible Party does not notify the Indemnified Party within 15 days after the receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof; the Indemnified Party shall have the right to contest, settle or compromise the claim, at the expense of the Responsible Party, but shall not thereby waive any right to indemnity therefor pursuant to this Agreement. The Responsible Party shall not, except with the consent of the Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the giving by the person or persons asserting such claim to all Indemnified Parties of an unconditional release from all liability with respect to such claim or consent to entry of any judgment.

(b) All of the Parties shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

Section 8.4 Limitations on Indemnification Obligations. The rights of the Buyer Indemnitees to indemnification pursuant to the provisions of Section 8.2(a) are subject to the following limitations:

(a) the amount of any and all Losses of Buyer Indemnitees will be determined net of any amounts actually recovered by the Buyer Indemnitees under insurance policies with respect to such Losses; provided that if, following the payment of any indemnification amounts pursuant to Section 8.2(a), Parent, Surviving Corporation or any of their respective Affiliates recover any amounts under insurance policies with respect to such Losses, then the applicable Buyer Indemnitees shall reimburse the Escrow Account the amount of such insurance recoveries to the extent such recoveries were previously paid out of the Escrow Fund;

(b) the Buyer Indemnitees shall not be entitled to recover for any particular Loss pursuant to Section 8.2(a) unless such Loss equals or exceeds $15,000; provided that (i) if a transaction or occurrence involving the same parties produces or results in (A) a number of separate Losses of a substantially similar nature, or (B) a succession of substantially similar Losses over a number of accounting periods, or (ii) a transaction or occurrence involving multiple parties produces or results in Losses by various parties of a substantially similar nature, then such separate Losses will be deemed to be aggregated for purposes of satisfying the $15,000 threshold set forth in this Section 8.4(b);

(c) the Buyer Indemnitees will not be entitled to recover Losses pursuant to Section 8.2(a)(i) until the total amount which the Buyer Indemnitees would recover under Section 8.2(a)(i) (as limited by the provisions of Sections 8.4(a) and 8.4(b)), but for this Section 8.4(c), exceeds the Threshold Amount, and then only for the excess over the Threshold Amount; provided that the limitations set forth in this Section 8.4(c) shall not apply to Losses relating to breaches of representations and warranties contained in Section 3.5 , 3.10, 3.23, or Section 3.24; and

(d) at any time the Buyer Indemnitees (x) will be entitled to recover no more than the amount of cash then in the Escrow Account and (y) pursuant to this Agreement, will not be entitled to recover Losses from any source other than the Escrow Account.

Notwithstanding anything contained herein to the contrary, absent fraud, after the Closing, on the date that the amount of cash in the Escrow Account is reduced to zero, the Buyer Indemnitees shall have no further rights to indemnification under this Article VIII.

Section 8.5 Exclusive Remedy. Notwithstanding anything else contained in this Agreement to the contrary, after the Closing, except for claims of fraud, (i) indemnification pursuant to the provisions of this Article VIII shall be the exclusive remedy for the parties hereto for any breach of any warranty, representation, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto and (ii) making a claim for a proper distribution from the Escrow Account shall be the sole and exclusive remedy available to the Buyer Indemnitees for any Loss, Losses or other amounts (including, without limitation, any relating to environmental, health or safety matters or Tax matters) arising under the indemnification obligations set forth herein, or otherwise in respect of the transactions contemplated hereby.

Section 8.6 Treatment of Indemnity Payments. Any payments made to an Indemnified Party pursuant to this Article VIII shall be treated as an adjustment to the Purchase Price for tax purposes.

ARTICLE IX - REPRESENTATIVE OF THE HOLDERS OF COMMON STOCK

Section 9.1 Authorization of the Shareholder Representative.

(a) Effective upon the Effective Date, the Shareholder Representative is hereby appointed, authorized and empowered to act as a representative for the benefit of the holders of Common Stock (other than with respect to any Dissenting Shares), as the exclusive agent and attorney-in-fact to act on behalf of each holder of Common Stock, in connection with and to facilitate the consummation of the transactions contemplated hereby, including pursuant to the Escrow Agreement, which shall include the power and authority:

(i) to execute and deliver the Escrow Agreement (with such modifications or changes therein as to which the Shareholder Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Shareholder Representative, in its sole discretion, determines to be desirable;

(ii) to execute and deliver such waivers and consents in connection with this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby as the Shareholder Representative, in its sole discretion, may deem necessary or desirable;

(iii) as representative, to enforce and protect the rights and interests of the holders of Common Stock (including the Shareholder Representative, in its capacity as a Shareholder) and to enforce and protect the rights and interests of the Shareholder Representative arising out of or under or in any manner relating to this Agreement and the Escrow Agreement, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein (including, without limitation, in connection with any and all claims for indemnification brought under Article VIII hereof), and to take any and all actions which the Shareholder Representative believes are necessary or appropriate under either of the Escrow Agreement and/or this Agreement for and on behalf of the holders of Common Stock, including, without limitation, asserting or pursuing any claim, action, proceeding or investigation (a “Claim”) against Parent, Newco and/or the Surviving Corporation, defending any Third Party Claims or Claims by the Buyer Indemnitees, consenting to, compromising or settling any such Claims, conducting negotiations with Parent, the Surviving Corporation and their respective representatives regarding such Claims, and, in connection therewith, to (A) assert any claim or institute any action, proceeding or investigation; (B) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent, the Surviving Corporation or any other person, or by any federal, state or local Governmental Authority against the Shareholder Representative and/or any of the holders of Common Stock and/or the Aggregate Escrow Fund, and receive process on behalf of any or all holders of Common Stock in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Shareholder Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (C) file any proofs of debt, claims and petitions as the Shareholder Representative may deem advisable or necessary; (D) settle or compromise any claims asserted under the Escrow Agreement; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation, it being understood that the Shareholder Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions;

(iv) to refrain from enforcing any right of the holders of Common Stock and/or the Shareholder Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement or any other agreement, instrument or document in connection with the foregoing; provided, that no such failure to act on the part of the Shareholder Representative, except as otherwise provided in this Agreement or in the Escrow Agreement, shall be deemed a waiver of any such right or interest by the Shareholder Representative or by the holders of Common Stock unless such waiver is in writing signed by the waiving party or by the Shareholder Representative;

(v) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Shareholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement, the Escrow Agreement, and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith; and

(vi) to distribute funds to holders of Common Stock in accordance with the terms of this Agreement and the Escrow Agreement.

(b) The Shareholder Representative shall not be entitled to any fee for the performance of its services hereunder but shall be entitled to the payment of all its expenses incurred as the representative, up to a maximum of $250,000. In connection with the latter, at the Closing, pursuant to Section 2.7(a), the Shareholder Representative shall retain $250,000 from the funds otherwise distributable to holders of Common Stock (the “Expense Funds”) to be used by the Shareholder Representative to pay expenses incurred by the Shareholder Representative in its capacity as the representative, which Expense Funds shall be deposited into a non-interest bearing account. Once the Shareholder Representative determines, in its sole discretion, that the Shareholder Representative will not incur any additional expenses in its capacity as representative, then the Shareholder Representative will distribute to each holder of Common Stock, the applicable Pro Rata Portion of the remaining unused Expense Funds, if any. In connection with this Agreement, the Escrow Agreement and any instrument, agreement or document relating hereto or thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Shareholder Representative hereunder (i) the Shareholder Representative shall incur no responsibility whatsoever to any holders of Common Stock by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with the Escrow Agreement or any such other agreement, instrument or document, excepting only responsibility for any act or failure to act which represents willful misconduct, and (ii) the Shareholder Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Shareholder Representative pursuant to such advice shall in no event subject the Shareholder Representative to liability to any holders of Common Stock. Each holder of Common Stock shall indemnify, pro rata based upon such holder’s Pro Rata Portion, the Shareholder Representative against all losses, damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against them, of any nature whatsoever (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any claim, investigation, challenge, action or proceeding or in connection with any appeal thereof; relating to the acts or omissions of the Shareholder Representative hereunder, or under the Escrow Agreement or otherwise. The foregoing indemnification shall not apply in the event of any action or proceeding which finally adjudicates the liability of the Shareholder Representative hereunder for its willful misconduct. In the event of any indemnification hereunder, upon written notice from the Shareholder Representative to the holders of Common Stock as to the existence of a deficiency toward the payment of any such indemnification amount, each holder of Common Stock shall promptly deliver to the Shareholder Representative full payment of such holder’s ratable share of the amount of such deficiency based upon such holder’s Pro Rata Portion.

(c) All of the indemnities, immunities and powers granted to the Shareholder Representative under this Agreement shall survive the Effective Date and/or any termination of this Agreement and/or the Escrow Agreement.

(d) Parent and Surviving Corporation shall have the right to rely upon all actions taken or omitted to be taken by the Shareholder Representative pursuant to this Agreement and the Escrow Agreement, all of which actions or omissions shall be legally binding upon the holders of Common Stock.

(e) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any holder of Common Stock; and (ii) shall survive the consummation of the Merger.

(f) Should the Shareholder Representative resign or be unable to serve, the Shareholder Representative shall appoint a single substitute agent to take on the responsibility of the Shareholder Representative hereunder, whose appointment shall be effective on the date of the Shareholder Representative’s resignation or incapacity, or, if the Shareholder Representative is unable to make such appointment, the holders of a majority of the Common Stock immediately prior to the Closing shall appoint a single substitute agent to take on the responsibility of the Shareholder Representative hereunder.

ARTICLE X - MISCELLANEOUS

Section 10.1 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or by facsimile, or if mailed, two days after the date of mailing, as follows:

If to Parent and Newco:

Nautilus, Inc.

1400 NE 136th Avenue

Vancouver, WA 98684

Facsimile: (    )    -

Attention: Gregg Hammann, President and Chief Executive Officer

with a copy to (which shall not constitute notice):

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, WA 98101

Facsimile: (206) 464-0125

Attention: Bruce A. Robertson

If to the Company:

DashAmerica, Inc. d/b/a Pearl Izumi USA, Inc.

620 Compton Street

Broomfield, CO 80020

Facsimile: (    )     -

Attention: Jerry Edwards, President

with a copy to:

Grimshaw & Harring, P.C.

3800 Wells Fargo Center

1700 Lincoln Street, Suite 3800

Denver, CO 80203-4538

Facsimile: (303) 839-3838

Attention: Paul Hanley, Esq.

and:

Womble Carlyle Sandridge & Rice, PLLC

One Wachovia Center

301 South College Street, Suite 3500

Charlotte, NC 28202-6037

Facsimile: (704) 331-4955

Attention: Garza Baldwin, III, Esq.

If to the Shareholder Representative:

DAI Escrow Holdings, LLC

921 Walnut Street

Suite 220

Boulder, CO 80302

Facsimile:

Attention: Richard W. Barrett

with a copy to:

Womble Carlyle Sandridge & Rice, PLLC

One Wachovia Center

301 South College Street, Suite 3500

Charlotte, NC 28202-6037

Facsimile: (704) 331-4955

Attention: Garza Baldwin, III, Esq.

or to such other address as any party hereto shall notify the other parties hereto (as provided above) from time to time.

Section 10.2 Exhibits and Schedules. All exhibits and schedules hereto, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

Section 10.3 Time of the Essence; Computation of Time. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York City, New York are authorized to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

Section 10.4 Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein. Parent and Newco understand and acknowledge that all out-of-pocket fees and expenses incurred or to be incurred by the Company in connection with the transactions contemplated hereby (including, without limitation, the Seller Expenses) will be paid by the Company in cash at or prior to the Closing.

Section 10.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Colorado, without reference to the choice of law or conflicts of law principles thereof.

Section 10.6 Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

Section 10.7 Counterparts. This Agreement may be executed in one or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a mutually executed counterpart to this Agreement.

Section 10.8 Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

Section 10.9 Entire Agreement. This Agreement, including the exhibits and schedules attached hereto, the Escrow Agreement and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 10.10 Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

Section 10.11 No Strict Construction. Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

Section 10.12 Specific Performance. Each of the Company and Parent and Newco acknowledge that the rights of each party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

Section 10.13 Waiver of Jury Trial. Each of the parties hereto waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto.

Section 10.14 Failure or Indulgence Not Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or parties exercise of any such right preclude any other or further exercise thereof or any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 10.15 Amendments. Subject to any requirement under applicable law to obtain additional shareholder approval, this Agreement may be amended, at any time prior to the Effective Time, by action taken by the respective boards of directors of the Company, and Parent and Newco. This Agreement (including the provisions of this Section 10.15) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties required pursuant to the preceding sentence.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

NAUTILUS, INC.

By:	/s/ Gregg Hammann
Name:	Gregg Hammann
Title:	Chairman & CEO

PI ACQUISITION COMPANY, INC.

By:	/s/ Wayne Bolio
Name:	Wayne Bolio
Title:	Officer

DASHAMERICA, INC.
d/b/a Pearl Izumi USA, Inc.

By:	/s/ Jerry R. Edwards
Name:	Jerry R. Edwards
Title:	President

DAI ESCROW HOLDINGS, LLC

By:	/s/ Richard W. Barrett
Name:	Richard W. Barrett
Title:	Member